UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GEO POINT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Utah	**11-3797590**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1510 E. Edinger Ave, Unit B	
Santa Ana, CA	**92705**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **Telephone (714) 665-8777**
Telecopy (714) 665-8778

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None	**None**

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This registration statement includes forward-looking statements based on management's beliefs, assumptions, and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," estimate," "consider," or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of "penny stocks," and other risks and uncertainties.

Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We may be required to update these forward-looking statements after the effectiveness of this registration statement if such information becomes materially misleading.

As used in this registration statement, the terms "we," "us," and "our" refer to Geo Point Technologies, Inc., a corporation organized under Utah law.

ITEM 1. BUSINESS

History

Since our inception in 1997 as a DBA of our founder, William Lachmar, and from our incorporation under the laws of California in 2002, we have operated in several different industries, which we have designated as divisions of our company. In October 2006, we changed our state of incorporation from California to Utah by merging with our wholly owned Utah subsidiary formed for that purpose.

Our primary efforts have been in our environmental division, providing historical site data searches, preliminary investigation and drilling, site characterization modeling, regulatory agency liaison, and full environmental clean-ups using such methods as vapor extraction, air sparging, bio-remediation, ORC (Oxygen Release Compound) and HRC (Hydrogen Release Compound) injection treatment, air stripping, and ionic exchange.

Our engineering division has provided consulting and compliance services for new utility installation and general site erosion control for housing tracts, and updating service station underground storage tanks and dispensing systems to comply with continually-changing C.A.R.B. (California Air Resources Board) regulations.

To date, our petroleum geology division has not promoted its services to customers but has been engaged in research and development of hydrocarbon indicating methods and technology ("Hydrocarbon Indication Technology" or "HI Technology"). Following the closing of our private placement in January 2008 and the subsequent consummation of the License Agreement to secure rights to the HI Technology, we now plan to shift our focus to our petroleum geology division and its oil exploration services.

Corporate Objective

We intend to use our proprietary HI Technology to become a technology leader in oil and gas exploration services. As we enter the commercialization stage of the HI Technology development, we must acquire projects and business opportunities that build the credibility of the HI Technology and develop our ability to deliver quality oil and gas exploration prospect areas.

Business Strategy

Our primary objective is the achievement of profitability and self-sustaining growth by:

- providing HI Technology survey services to third parties on a fee-for-service basis;

- using HI Technology to identify the presence of hydrocarbons in potentially commercial quantities;

- using conventional exploration technologies to confirm the oil and gas prospects identified with the HI Technology; and

- establishing joint ventures, working participations, and/or royalty agreements with experienced, well-capitalized venture partners for the development, exploitation, and operation of such prospects.

Our HI Technology will be offered to clients on a fee-for-service basis. Under contract, we would survey large tracts of land and then identify and prioritize oil and gas prospect areas for our clients. A prospect area is defined as an area having subsurface structural or stratigraphic trapping mechanisms with significant potential for oil and gas accumulations. We will evaluate surveyed areas by following a three-step process. First, we will survey large areas with our vehicle mounted Microseepage Radar. Once we have identified possible prospect areas, we will follow up by analyzing soil samples with our gas chromatogram. If the initial indication is confirmed, we will then use our Electromagnetic Hydrocarbon Indicator to measure the depth and approximate thickness of the hydrocarbon deposits.

After the oil and gas prospect leads are qualified using our proprietary HI Technology, the prospects can then be further qualified using conventional methods of subsurface mapping and seismic control. Our HI Technology is less expensive, quicker, less environmentally intrusive, and potentially more effective than other existing hydrocarbon indication systems. The value we offer to our clients is reduced finding costs and time required to identify oil and gas prospects.

Two-Dimensional and Three-Dimensional Seismic Technology

It is generally recognized that geological perturbations within the earth are necessary for commercial accumulations of petroleum to exist. Hence most exploratory techniques have been geared toward locating these geological deformities. Techniques that obtain subsurface geological information by physical measurements taken at the earth's surface are called geophysical techniques. Since the 1920s, geophysicists have used several different surface methods to locate subsurface traps. These methods have included aerial and satellite surveys, gravimeter and torsion balance readings, and magnetometer surveys.

Although the noted geophysical methods are still used, seismic surveys have become the preferred method for wide-area exploration. Most productive or potentially productive regions in the United States have been or are being surveyed by seismic methods. Refractive and reflective seismic techniques are based on creating an explosion or artificial sound wave at the surface, observing how that sound wave moves through various subsurface layers, and recording how each layer of rock reflects the created wave.

The seismic method is simple in concept. The subsurface is composed of layers that vary in density and thickness. As the sound wave or vibration strikes each of the layers, part of it is reflected back to the surface, where it is detected and recorded by the seismograph. The process is comparable to a child bouncing a rubber ball--if the ball strikes a concrete sidewalk it reacts quite differently than it would if it landed in a pile of sand. Seismology is really very similar. Pressure waves are generated at the surface, and then spread out through the ground and encounter different strata and formations. As with the bouncing ball, each formation reflects the energy waves according to its own "bounce" characteristics. The waves deflect upwards to the surface where they are picked up by geophones, sensitive detection devices embedded in the ground at predetermined locations. The geophones are attached to cables that carry their signals to a seismic recording truck. There they are amplified and translated onto permanent tapes, which are used to produce maps of the subsurface. The data is gathered over a horizontal distance and compiled to create a vertical cross section of the earth. By careful examination of seismic surveys, the geophysicist is able to ascertain the possibility of the presence of oil and gas.

In the past, the traditional land-based seismic crew consisted of a party chief in overall charge of the crew; the geologists or geophysicists who decided where the shot would be made, plotted the locations of the various pieces of equipment, and decided on the "pattern" to be used; the surveyors who marked the shot hole and geophone locations in the pattern desired; the drillers who drilled the shot holes; the loaders who made up and loaded the explosive charges; the shooters who connected the charges and fired them on command from the geologist; and finally, the jug hustlers who pulled the cables from the cable truck, arranged them in the desired patterns, and attached the geophones. After the shot was fired, the crew had to pick everything up and quickly transport it to the next location to repeat the process.

In the past 20 years, the use of high explosives by land-based seismic crews has decreased greatly. While some soil and surface conditions still call for the use of dynamite to get accurate data, today, much of the information is garnered by the use of vibrating or weight-dropping machines. Nonexplosive seismic is basically another method of creating man-made vibrations or waves for those caused by an explosion. Specially designed equipment, built into either wheeled or tracked vehicles, makes contact with the earth and creates shock waves by either dropping a heavy weight or using a vibrating device to create waves. These penetrate the surface, strike underground formations, and are reflected back to the seismograph in exactly the same manner as explosion-generated waves.

One of the biggest breakthroughs in oil and gas exploration has been the evolution from two-dimensional ("2-D") to three-dimensional ("3-D") seismic technology. Seismic surveys using 3-D seismic technology were first proposed commercially in 1972. Phillips Petroleum was one of the first exploration companies to use 3-D seismic imaging, the most advanced--and expensive--of the new techniques. This involves recording seismic data from several thousand locations, as compared with several hundred with traditional 2-D methods. The 3-D process compiles the data and feeds it into a super computer that is capable of millions of computations per second. In the most advanced systems, the computer converts the data into a cube-like picture of the underground area under study, in place of the older seismic strip charts.

By the mid-1980s, computer-aided trace interpretation systems were starting to appear that provided electronic storage and retrieval of seismic sections. These interpretation systems included the ability to auto-track horizons in a data set and display the resulting maps using color schemes to represent the height and depth of a horizon.

However, despite the 3-D nature of seismic data, interpretation was often performed in an essentially multi-level 2-D manner on sequential sections through the data set. The resulting subsurface model was then built based on surfaces (auto-tracked horizons, hand-picked faults, and unconformities). Although this type of model may be sufficient for a structural understanding, it is only a skeleton of the possible 3-D seismic image. The multi-level 2-D model was lacking in "muscle" and "sinew"--the seismo-stratigraphic and reservoir character information and complex faulting that was available from the base data, yet seldom used. This was due to the huge manual efforts required to interpret and extract this information from the 3-D data by hand.

A number of technological developments contributed significantly to the wide acceptance of 3-D seismic data during the past decade, including:

- workstation technology;
- multi-streamer, multi-source, multi-vessel 3-D marine technology;
- onboard and real-time processing of navigation and seismic data; and
- depth imaging (now utilized principally in the Gulf of Mexico).

The main contribution of these developments has been to make the 3-D product much more available (through price and time) and impactive (through full three-dimensional visualization). With acceptance and use of 3-D technology growing, the challenge has become computational as the industry advances beyond conventional, but already data-intensive, 3-D processing into more comprehensive techniques, such as depth imaging. Parallel seismic computing has been crucial to this progress. It is parallel computer technology that has made 3-D prestack depth imaging possible as an exploration and production tool.

However, the processing of seismic data has significant limitations. A benefit of 3-D is that you have a large volume of data that ties geology to seismic signature. This also has the accompanying challenges of such a large volume of data, and the significant amounts of time and money required to gather and process it. These costs include the expenses associated with using more sophisticated equipment and computers and covering a greater land surface area during the sweep, which usually means increased expenses in arranging permission to use the land with the property owners. Moreover, extended timeframes are required for survey design, set-up and execution, and computer processing.

Our Hydrocarbon Indication Technology

The associated cost of seismic modeling is very high when compared to other geophysical methods. Additionally, seismic modeling is often unable to accurately model the subsurface due to velocity problems associated with the rock composition at the surface (ex. lava flows) or subsurface beds that have comparable densities. The difference in the seismic velocities between these beds is miniscule and to date, accurate modeling of these "like" density layers is not possible. We have identified and developed lower cost methods that we believe can be used, in conjunction with seismic data or alone, to identify commercial hydrocarbon deposits and increase the success rates associated with drilling for oil and natural gas. We plan to use these alternative methods together and in conjunction with 2-D or 3-D seismic data. Each of these alternative methods is available to us under the License Agreement with our president, William Lachmar, as later described in more detail.

Microseepage Radar Mapping

Because hydrocarbon gases above oil and gas reservoirs are lighter than the surrounding air, they seep vertically through the sedimentary rocks toward the surface. Microseepage Radar consists of a remote gas fluorescence sensor installed on either airborne or ground vehicle platforms that detects the presence of hydrocarbon gases escaping at the surface of the earth at the molecular level. A rotating beacon antenna transmits pulses of specific frequency equal to the resonant absorption spectral lines of the gas molecules to be detected. A portion of these pulse transmissions is absorbed by the hydrocarbon gas molecules, which then move to a higher, or excited, energy state.

In the time between electronic pulses, the excited gas molecules collapse and return to their original energy state, concurrently emitting the energy absorbed as radiation at a different frequency than the incident exciting frequency. A receiver is tuned to detect this characteristic signature, or echo, from the gases. Thus, signals detected by the remote gas sensor indicate where the gases of interest are present at the surface and their relative intensities as a function of the amount of gas present.

The angular position of the antenna indicates the direction, while the distance to the gas seep area is indicated by the time difference between the transmitted and returned signals. Considered together, these parameters display an aerial picture of the gas concentration on a cathode ray tube video display screen. The displayed indications of the presence of hydrocarbon gases are then recorded on maps of the surveyed area.

The effective range of the gas sensor under ideal reconnaissance surveying conditions is approximately one-half mile radius. Our air or vehicle-mounted radar microseepage detector makes it possible to survey large areas in a very cost-effective and expedient manner. These areas are then plotted on a general reference lead map and further qualified using actual stationed mapping for greater detail and resolution.

Gas Chromatograph Measurement of Soil Vapor-Gas

Single-aromatic compounds, the BTEX group, are present in virtually every type of petroleum. They are gases at atmospheric and subsurface conditions, smaller than an ethane molecule, and thus quite mobile. We will use a field portable gas chromatogram, the Microsensor Systems Inc. model 301-A (MSI-301A), which was initially built for the Department of Defense to identify buried munitions.

The MSI-301A uses a solid state detector that reacts directly to concentrations of BTEX gas as it exits the chromatograph. The instrument produces a graph of each compound concentration in parts per billion. It is an extremely rugged field instrument with high sensitivity. The MSI-301A is fully portable and runs an analysis cycle in eight minutes.

Our method is to take 20-25 sample stations per square mile, or approximately 50 stations per day. Soil gas samples are extracted from a 30 inches by ¼-inch hole augured with an electric drill. A probe is inserted, and the packer is inflated to isolate the bottom of the hole. The disturbed volume of gas in the space below the packer is extracted and discarded. Then a 100 cubic centimeter gas sample is removed from undisturbed soil with a glass syringe and immediately injected into the MSI-301A. The syringe is repeatedly flushed between samples to avoid contamination from prior readings. This process is exactly repeated at each station to minimize inconsistent or contaminated samples.

The concentrations of the various one-ring aromatics are then overlaid on a topographical map, contoured, and interpreted according to our proprietary techniques. These results can be achieved at nominal marginal cost and with insignificant environmental impact.

Electromagnetic Hydrocarbon Indicator

The Electromagnetic Hydrocarbon Indicator, or EHI, uses electromagnetic principles to produce a direct hydrocarbon indicator relative to depth. Depths are plotted based on the reflection of separate and distinct frequencies.

EHI uses low frequency (60 Hz) electromagnetic waves to penetrate deep into the earth's surface. These waves propagate as plane waves and encounter the various geologic boundaries. Those boundaries having dielectric and/or conductivity contrasts reflect a portion of the waves back to the earth's surface. With continuous sourcing from the surface, the waves resonate between the subsurface boundaries and the surface of the earth. In this manner, the waves become organized such that there is a direct relationship between the resonating frequencies and the depths to the various geologic boundaries.

The full bandwidth of frequencies is captured by the field recording apparatus and committed to a digital storage device. The collected field data is then processed in the office. A digital filter is used to extract the individual frequencies as a time domain record. The frequency information is then converted to depth. The data is then further processed in order to isolate the depth and approximate thickness of the hydrocarbon signature. The end result is a depth plot of phase and amplitude responses.

Because of the electrical contrast between hydrocarbon-bearing rocks (insulators) and non hydrocarbon-bearing rocks (conductors), a unique electromagnetic signature is then recorded that is specific to oil and gas deposits. We have developed proprietary software that refines the electromagnetic reading by eliminating the "noise," or random signals, and amplifying the true reflective signal, as well as interpretational methods of these electromagnetic signatures.

The field recording apparatus is resilient, easily transportable, weighs less than 10 pounds, and can be operated by a single individual. Each recording requires five minutes to complete and the collected data is then processed off site and interpreted.

Competition

We will compete directly with independent, technology-driven exploration and service companies and indirectly (through joint ventures and participations we may develop) with major and independent oil and gas companies in exploration for and development of desirable oil and gas properties. With respect to the HI Technology, we expect to experience competition from numerous hydrocarbon exploration competitors, which offer a wide variety of geological and geophysical services. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than we have. Accordingly, such competitors may be able to respond more quickly to changes in customer requirements, or to devote greater resources to the development, promotion, and sales of their services than we can. They may develop exploration services that are superior to ours, with such technologies achieving greater market acceptance than our HI Technology. Increased competition could impair our ability to attract viable industry participants and to negotiate favorable participations and joint ventures with such parties, which could materially and adversely affect our business, operating results, and financial condition.

Any joint ventures that we participate in will engage in the exploration for and production of oil and gas, industries that are highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore oil and gas properties in the United States, and the industry is not dominated by any single competitor or a small number of competitors. We would be competing with numerous industry participants for the acquisition of land and rights to prospects and for the equipment and labor required to operate and develop such prospects. Many of these competitors have financial, technical, and other resources substantially in excess of those available to us.

The oil and gas industry is characterized by rapid technological advancements and the frequent introduction of new products, services, and technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to improve or complement the HI Technology or to implement additional technologies at substantial cost. In addition, other oil and gas exploration companies may implement new technologies before us, and such companies may be able to provide enhanced capabilities and superior quality compared with ours.

Specifically regarding seismic, the acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history, technological and operational expertise are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Primary competitors include CGG Veritas, Petroleum Geo Services, Trace Energy Services, Quantum Geophysical, and Tidelands Geophysical.

Manufacturing Capacity and Suppliers

We are not dependent upon any third-party contract manufacturers or suppliers to satisfy our technology requirements. Our HI Technologies are custom designed, fabricated, and assembled in-house. The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long-standing relationships. The computer hardware we use in our HI Technology, and the balance of the computer software we use, are all readily available from retail or wholesale sources.

License Agreement

We entered into a License Agreement with our chief executive officer and president, William Lachmar, regarding the ownership of, use of, and access to technology that Mr. Lachmar developed known by the parties as the "Hydrocarbon Indication Technology" or "HI Technology." The License Agreement was approved by our board of directors on November 16, 2007, and is effective as of January 31, 2008. Mr. Lachmar acquired and developed the HI Technology and methods over the past 12 years and has granted exclusive rights to the HI Technology to us.

The material terms of the License Agreement are as follows:

- Mr. Lachmar granted to us an exclusive, world-wide license to use the Hydrocarbon Identification Technology for commercial exploitation, including subleasing the HI Technology to other parties.

- Upon execution of the License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000.

Governmental and Environmental Regulation

The oil and natural gas industry in general is subject to extensive controls and regulations imposed by various levels of the federal and state governments. In particular, oil and natural gas exploration and production is subject to laws and regulations governing environmental quality and pollution control, limits on allowable rates of production by well or proration unit, and other similar regulations. Laws and regulations are generally intended to prevent the waste of oil and natural gas, to protect rights to produce oil and natural gas between owners in a common reservoir, to control the amount of oil and natural gas produced by assigning allowable rates of production, and to reduce contamination of the environment. Environmental regulations affect our operations on a daily basis. Drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. We believe that the trend to stricter environmental legislation and regulations will continue.

We do not expect that any of these government controls or regulations will affect projects in which we participate in a manner materially different than they would affect other projects of similar size or scope of operations. All current legislation is a matter of public record and we are not able to accurately predict what additional legislation or amendments may be enacted. Governmental regulations may be changed from time to time in response to economic or political conditions. Any laws enacted or other governmental action taken that prohibit or restrict onshore drilling or impose environmental protection requirements that result in increased costs to the oil and natural gas industry in general would have a material adverse effect on our business, financial condition, and results of operations.

Research and Development

Our research and development activities have focused on developing, improving, and testing our HI Technology and related components. We acquired rights to all the previous research and development conducted by Mr. Lachmar through our License Agreement. As such, most of the research and development costs have been borne by him. We will be dedicating our expenditures in the areas of base research for equipment design and enhancement of application interpretation capability. Research and development expenses for the nine months ended December 31, 2007 and 2006, were $3,667 and $1,088, respectively. For the years ended March 31, 2007 and 2006, research and development expenses were $1,537 and $0, respectively.

Employees

We currently have one full-time employee, our president and chief executive officer, William C. Lachmar, the principal person providing our environmental engineering services. As we further develop and market our petroleum geology services, we will need to hire additional employees.

Office and Facilities

Our executive offices are located at 1510 Edinger Avenue, Suite B, Santa Ana, California 92705. Our telephone number at that address is 714-665-8777, and our facsimile number is 714-665-8778.

ITEM 2. FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this registration statement. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a provider of geological and earth study services related to land surveying for new construction, soil testing and environmental risk and impact assessments, and natural resource assessments with an emphasis on oil and gas deposit discovery. Our services generally are provided in connection with construction projects.

In the future, we intend to shift our focus to identifying and developing drillable oil and gas prospects through the use of our HI Technology. We believe our HI Technology will reduce the finding costs associated with oil and gas exploration.

Sources of Revenues

We derive our revenues through geological and earth study services related to land surveying for new construction, soil and groundwater environmental impact assessments, environmental clean-up, and natural resource assessments with an emphasis on oil and gas deposit discovery. Thus far, all of our revenues are derived in the state of California.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues consists of supplies, parts, and direct labor related to the fulfillment of the final deliverable. These costs are charged to expense on a per job basis.

General and Administrative. General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative, legal, professional fees, other corporate expenses, and marketing.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when (1) we have persuasive evidence of an arrangement; (2) services have been rendered and invoiced; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. We generate revenues from two environmental services: land surveying and engineering for new construction and environmental impact studies and clean-up services. Operations associated with the oil and gas segment have not yet generated revenues. If and when oil production begins, revenue will be recorded when the product is delivered to the purchaser.

Comparison of the Nine Months Ended December 31, 2007 and 2006

Revenues. Revenues for the nine months ended December 31, 2007, were $112,981, a decrease of $42,674, over revenues of $155,655 for the comparable period in 2006. The decrease in revenues was due primarily to the downturn in the construction industry whereby our services were not as in demand as during the nine months ended December 31, 2006.

Cost of Revenues. Cost of revenues for the nine-month period ended December 31, 2007, was $17,856, a decrease of $11,652, under cost of revenues of $29,508 for the comparable period in 2006. The decrease in costs of sales was primarily due to the decrease in sales, see above.

General and Administrative Expenses. General and administrative expenses for the nine months ended December 31, 2007, were $175,236, an increase of $19,682, over general and administrative expenses of $155,554 for the comparable period in 2006. This increase was primarily due to the increase in professional service related fees paid to attorneys, consultants, and accountants. In addition, we incurred additional expenses related to the launch of our oil and gas operations, which were not present in 2006.

Comparison of Years Ended March 31, 2007 and 2006

Revenues. Revenues for the year ended March 31, 2007, were $366,779, a decrease of $1,640,965, over revenues of $2,007,744 for the comparable period in 2006. The decrease in revenues was due primarily to completing a significant project for a former customer in fiscal 2006, which generated minimal revenues in fiscal 2007.

Cost of Revenues. Cost of revenues for 2007 was $86,215, a decrease of $1,456,684, over cost of revenues of $1,542,899 for 2006. The decrease in cost of revenues from 2007 to 2006 was directly related to the decrease in revenues discussed above.

General and Administrative Expenses. General and administrative expenses for 2007 were $220,710, an increase of $2,210, over general and administrative expenses of $218,500 for 2006. This increase was primarily due to the increase in professional service related fees paid to attorneys, consultants, and accountants.

Liquidity and Capital Resources

As of December 31, 2007, our principal source of liquidity was cash totaling $283,406. The primary source of our liquidity during the nine months ended December 31, 2007, was proceeds of $211,500 from a private placement of our common stock.

As of March 31, 2007, our principal sources of liquidity were cash totaling $172,828 and net accounts receivable of $75,387. The primary sources of our liquidity and capital resources are our operations and proceeds from a $150,000 note payable.

As of March 31, 2006, our principal source of liquidity was cash totaling $76,283 from operations.

We believe that our current cash together with our expected cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

Cash Flows from Operating Activities

Net Cash Used in Operating Activities. Net cash used in operating activities during the nine-month period ended December 31, 2007, was $111,791 compared to net cash provided by operating activities of $39,234 during the nine-month period ended December 31, 2006. Net cash used in operating activities for the nine months ended December 31, 2007, consisted primarily of cash paid to commence our oil and gas operations and the decrease in revenues due to the down turn of the construction industry. Net cash provided by operating activities for the years ended March 31, 2007 and 2006, was $121,885 and $60,789, respectively. The increase during 2007 was directly related to the collection of accounts receivable earned in 2006.

Net Cash Used in Investing Activities. Net cash provided by investing activities during the nine-month period ended December 31, 2007, was $10,869. Net cash used in investing activities during the nine-month period ended December 31, 2006, and the years ended March 31, 2007 and 2006, was $49,713, $135,095, and $30,001, respectively. Net cash used in investing activities during these periods consisted primarily of cash paid for the acquisition of equipment, loans to related parties, and investment in a land lease.

Net Cash Provided by Financing Activities. Net cash provided by financing activities during the nine-month periods ended December 31, 2007 and 2006, was $211,500 and $109,755, respectively. For the years ended March 31, 2007 and 2006, net cash provided by financing activities was $109,755, and $31,245, respectively. Net cash provided by financing activities during the nine months ended December 31, 2007, consisted primarily of $211,500 in proceeds received from the sale of common stock resulting from a private placement. Net cash provided by financing activities for the nine months ended December 31, 2006, and for the year ended March 31, 2007, resulted from $150,000 in proceeds received from a note payable. Net cash provided by financing activities during the year ended March 31, 2006, consisted primarily of proceeds received from borrowings of $40,245 on a line of credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

ITEM 3. DESCRIPTION OF PROPERTIES

We rent our offices in Santa Ana, California, on a month-to-month basis, which means that we could choose to leave or the property owner could require us to leave with one month's notice. Our current rental payment is $900.00 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2008, the name, address, and stockholdings of each person who owns of record, or was known by us to own beneficially, 5% or more of our common stock currently issued and outstanding; the name and stockholdings of each director; and the stockholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and all such shares are owned beneficially and of record by the named person or group:

Name of Person or Group	Nature of Ownership	Amount	Percent
Principal Stockholders:			
William C. Lachmar 1510 Edinger Avenue, Suite B Santa Ana, CA 92705	Common Stock	3,000,000	92.1%
Directors:			
William C. Lachmar	----------See above----------		
Clarence O. "Clay" Durham, Jr. 1510 Edinger Avenue, Suite B Santa Ana, CA 92705	Common Stock	--	
Jeffrey T. Jensen 257 East 200 South, #340 Salt Lake City, UT 84111	Common Stock	16,000[1]	*
All Executive Officers and Directors as a Group (three persons):	Common Stock	3,016,000[1]	92.6%

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* Less than 1%.
(1) Includes 2,000 shares held by Mr. Jensen; 3,000 shares held by his wife, Casey Jensen; 3,000 shares held by CLJ Holdings, LLC, of which Mrs. Jensen is the president; 3,000 shares held by JTJ Holdings, LLC, of which Mrs. Jensen is the president; 2,000 shares held by Jensen Consulting Group, LLC, of which Mrs. Jensen is the president; and 3,000 shares held by Data System Innovations, of which Mr. Jensen is the president.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Our articles of incorporation provide for the election of the entire board of directors at each annual meeting of stockholders, with each director to serve until the next annual meeting and until such director's successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

The following table sets forth the name, age, and position of each of our current directors and executive officers:

Name	Age	Title
William C. Lachmar	51	President and Director
Clarence O. "Clay" Durham, Jr.	86	Director
Jeffrey T. Jensen	28	Secretary/Treasurer and Director

The principal occupation, title, and business experience of our executive officers and directors during the last five years, including the names and locations of employers, are indicated below.

William Lachmar currently serves and has served as our president and a director of since inception in 1997 and incorporation in 2002. Mr. Lachmar is a registered geologist in both California and Texas, and is a member of the American Association of Petroleum Geologists, the Association of Ground Water Scientists and Engineers, the Society of Environmental Geoscientists, and the Houston Geological Society. Mr. Lachmar received a B.S. in geology from the University of California at Los Angeles in 1979.

Clay Durham has been a consulting geologist and principal of Durham Geological Associates since 1972 and a principal of Claybill Producing Partners, which has used direct hydrocarbon locating technology to identify areas for subsequent conventional geologic and geophysical verification, since 1997. Mr. Durham earned a B.S. in geology with high honors from the University of Texas at Austin in 1942 and a Ph.D. in geology from Columbia University in 1957. He served as a professor of geology at Louisiana State University from 1957 through 1973.

Jeffrey T. Jensen became our director in August 2007. Mr. Jensen is the president and owner of the Jensen Consulting Group, a business consulting firm that helps start-up companies perform financial analysis, forecast cash flow needs, and draft plans and approaches to secure investment capital. In 2003, he founded Pacific Industrial Contractor Screening, a proprietary online clearinghouse that assists petrochemical companies prequalify contractors, and served as its chief information officer from 2003 through September 2007. In 2005, he founded the Ace International GMAT Prep course for international students seeking advanced business degrees in the United States, which he ran until June 2007. From May 2006 to May 2007 he was a partner in ATW Imports, which imported motor scooters from China. Mr. Jensen earned an M.B.A. from Brigham Young University in 2006 and a B.S. in electrical and computer engineering, magna cum laude, from Brigham Young University in 2003.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth, for the last fiscal year, the dollar value of all cash and noncash compensation earned by the person who was our chief executive officer (our "Named Executive Officer") as of the end of the last fiscal year:

Name and Principal Position	Year Ended March 31	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
William C. Lachmar	2007	$23,806	--	--	--	--	--	--	$23,806
Chief Executive and Financial Officer									

No other employee received any compensation from us in the fiscal year ended March 31, 2007. Mr. Lachmar's salary as of the date of this filing is $23,806.

We have an informal profit-sharing plan that provides for an additional payment of up to 25% of Mr. Lachmar's salary. To date, we have not made any payments under this informal plan.

Mr. Lachmar did not receive any equity incentive awards during the fiscal year ended March 31, 2007.

Independent Directors

Our independent directors are not compensated for their services.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2006, we issued 100,000 shares of common stock to our president and founder, William C. Lachmar, in consideration of his contributions to us, including our business plan and his research and development activities. In November 2007, a one-to-30 forward split of our issued and outstanding common stock resulted in the increase of Mr. Lachmar's shares to 3,000,000.

License Agreement

We have negotiated a License Agreement to certain hydrocarbon identification technologies with our president, William C. Lachmar. Under the terms of that License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000 to secure an exclusive license to use the HI Technology for commercial exploitation.

Loans to and from Affiliates

At various times, Mr. Lachmar has loaned us cash for operating purposes. The advances are unsecured, bear no interest, and are due on demand. During the year ended March 31, 2006, Mr. Lachmar advanced an additional $13,750 to us and we repaid $22,750 to Mr. Lachmar. At March 31, 2006, we had repaid Mr. Lachmar all amounts that he had advanced to us.

At various times during the year ended March 31, 2007, we loaned an entity owned by Mr. Lachmar and by Clay Durham, Jr., our director, a total of $45,383. The loan was unsecured, incurred interest at 6.0%, and was due on demand. The loan was used by the other entity to commence and fund operations. During the nine months ended December 31, 2007, the related party repaid $20,000 of the loan. In addition, during the nine months ended December 31, 2007 and 2006 and the year ended March 31, 2007, we recorded interest income of $1,142, $866, and $1,293, respectively. Total accrued interest due on the note as of December 31, 2007 and March 31, 2007, was $2,435 and $1,293, respectively. The balance of this loan of $27,818 was repaid on March 4, 2008.

ITEM 8. LEGAL PROCEEDINGS

We are not a party to any legal proceedings and no legal proceedings have been threatened by us or, to the best of our knowledge, against us.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

There is no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 211 with the National Association of Securities Dealers that would permit our common stock to be quoted for trading on the OTCBB, but we cannot be sure that such an effort would be successful.

As of March 28, 2008, we had 3,257,000 shares of common stock issued and outstanding. Of those shares, 3,000,000 shares are held by William C. Lachmar, our chief executive officer, chief financial officer, and a director.

As of March 28, 2008, there were approximately 160 holders of record of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings primarily for the expansion of our business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

In December 2007 and January 2008, we issued an aggregate of 216,500 shares of common stock to 122 non United States resident purchasers for cash of $216,500. All of the purchasers represented in writing that they were not residents of the United States, acknowledged in writing that the securities constituted restricted securities, and consented to a restrictive legend on the certificates to be issued. These sales were made in reliance on Regulation S.

In January 2008, we issued an aggregate of 40,500 shares of common stock to 37 United States resident purchasers, of which 12 were accredited and 25 were nonaccredited as those terms are defined in Rule 501 of Regulation D, for cash of $40,500. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. All purchasers acknowledged in writing that the securities constituted restricted securities and consented to a restrictive legend on the certificates to be issued. These transactions were effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act and Rule 506 of Regulation D as transactions not involving any public offering.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

As of the date of this filing, we had 3,257,000 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

As of the date of this filing, we have not issued any options or warrants and therefore do not have any shares of common stock reserved for issuance on exercise of options and warrants.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders.

Preferred Stock

Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If we offer preferred stock, the specific designations and rights will be described in amended articles of incorporation.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation, as amended, provide that we will, to the fullest extent permitted by the Utah Revised Business Corporation Act, indemnify all persons whom we have the power to indemnify from and against all expenses, liabilities, or other matters.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy as expressed in the Securities Act of 1933, and therefore, is unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)   The following financial statements are filed with this registration statement: Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement.

(b)   Exhibits:

Exhibit Number*	Title of Document	Location
Item 2	**Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession**	
2.01	Articles of Merger	This filing.
Item 3.	**Articles of Incorporation and Bylaws**	
3.01	Articles of Incorporation	This filing.
3.02	Bylaws	This filing.
Item 4.	**Instruments Defining the Rights of Security Holders, Including Indentures**	
4.01	Specimen stock certificate—Common Stock	This filing.
Item 10.	**Material Contracts**	
10.01	License Agreement between Geo Point Technologies, Inc. and Bill Lachmar, as of January 31, 2008	This filing.

---

*   All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GEO POINT TECHNOLOGIES, INC.



Date: April 18, 2008   By _____

William C. Lachmar, President,
Principal Executive, Financial and Accounting Officer

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Geo Point Technologies, Inc.

HANSEN, BARNETT & MAXWELL, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

 an independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Geo Point Technologies, Inc.

We have audited the accompanying balance sheet of Geo Point Technologies, Inc. (the "Company") as of March 31, 2007, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geo Point Technologies, Inc. as of March 31, 2007, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
January 21, 2008

F-2

GEO POINT TECHNOLOGIES, INC.
BALANCE SHEETS

	December 31, 2007	March 31, 2007
	(unaudited)	
ASSETS		
Current assets:		
Cash	$283,406	$172,828
Accounts receivable, net of allowance for doubtful accounts of $55,144 and $40,796, respectively	92,153	75,387
Related party notes receivable	27,818	46,676
Prepaid and other current assets	1,352	5,584
Total current assets	404,729	300,475
Property and equipment, net of accumulated depreciation of $20,689 and $18,198, respectively	13,706	12,066
Investment in land lease	80,000	80,000
Other assets	1,000	1,000
Total assets	$499,435	$393,541
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$64,024	$78,919
Accrued interest	22,781	12,181
Income taxes payable	50,830	62,244
Note payable	150,000	150,000
Total current liabilities	287,635	303,344
Commitments and contingencies (Note 8)		
Shareholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $0.001 par value; 100,000,000 shares authorized, 3,211,500 and 3,000,000 issued and outstanding at December 31, 2007 (unaudited) and March 31, 2007, respectively	211,750	250
Retained earnings	50	89,947
Total shareholders' equity	211,800	90,197
Total liabilities and shareholders' equity	$499,435	$393,541

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

	For the Nine Months Ended December 31,		For the Years Ended March 31,	
	2007	2006	2007	2006
	(unaudited)	(unaudited)		
Sales	$ 112,981	$ 155,655	$ 366,779	$2,007,744
Cost of sales	17,856	29,508	86,215	1,542,899
Gross profit	95,125	126,147	280,564	464,845
Selling, general and administrative	175,236	155,554	220,710	218,500
Operating income (loss)	(80,111)	(29,407)	59,854	246,345
Other income (expense):				
Interest expense	(10,928)	(9,928)	(13,650)	(3,051)
Interest income – related party	1,142	866	1,293	-
Income (loss) before provision for income taxes	(89,897)	(38,469)	47,497	243,294
Provision for income taxes	-	15,757	14,416	106,455
Net income (loss)	$ (89,897)	$ (54,226)	$ 33,081	$ 136,839
Net income (loss) per share, basic and diluted	$ (0.03)	$ (0.02)	$ 0.01	$ 0.05
Weighted average number of common shares, basic and diluted	3,009,229	3,000,000	3,000,000	3,000,000

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 AND FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	Common Stock		Retained Earnings	Total
	Shares	Amount		
Balance at April 1, 2005	3,000,000	$ 250	$(79,973)	$ (79,723)
Net income	-	-	136,839	136,839
Balance at March 31, 2006	3,000,000	250	56,866	57,116
Net income	-	-	33,081	33,081
Balance at March 31, 2007	3,000,000	250	89,947	90,197
Proceeds from sale of common stock	211,500	211,500	-	211,500
Net loss (unaudited)	-	-	(89,897)	(89,897)
Balance at December 31, 2007 (unaudited)	3,211,500	$211,750	$ 50	$211,800

The accompanying notes are an integral part of the financial statements.

F-5

GEO POINT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

	For the Nine Months Ended December 31,		For the Years Ended March 31,	
	2007	2006	2007	2006
	(unaudited)	(unaudited)		
Cash flows from operating activities:				
Net income (loss)	$ (89,897)	$ (54,226)	$ 33,081	$ 136,839
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation expense	7,491	6,335	7,766	6,457
Impairment of note receivable	-	-	-	27,300
Changes in operating assets and liabilities:				
Accounts receivable	(16,766)	191,418	139,097	(140,581)
Prepaids and other current assets	4,232	6,591	3,806	(4,216)
Deferred tax asset	-	-	-	58,627
Accounts payable	(14,895)	(135,308)	(87,169)	(71,465)
Accrued interest	9,458	8,667	10,888	-
Income taxes payable	(11,414)	15,757	14,416	47,828
Net cash provided by (used in) operating activities	(111,791)	39,234	121,885	60,789
Cash flows from investing activities:				
Issuance of note receivable	-	-	-	(27,300)
Issuance of note receivable – related party	-	(53,544)	(58,383)	-
Payment on note receivable – related party	20,000	13,000	13,000	-
Purchases of property and equipment	(9,131)	(7,674)	(9,712)	(1,701)
Investment in land lease	-	-	(80,000)	-
Other assets	-	(1,495)	-	(1,000)
Net cash provided by (used in) investing activities	10,869	(49,713)	(135,095)	(30,001)
Cash flows from financing activities:				
Sales of common stock	211,500	-	-	-
Borrowings from issuance of notes payable – related party	-	-	-	13,750
Payments on notes payable – related party	-	-	-	(22,750)
Borrowings from issuance of notes payable	-	150,000	150,000	-
Net borrowings (repayments) on line of credit	-	(40,245)	(40,245)	40,245
Net cash provided by financing activities	211,500	109,755	109,755	31,245
Net change in cash	110,578	99,276	96,545	62,033
Cash, beginning of period	172,828	76,283	76,283	14,250
Cash, end of period	$ 283,406	$ 175,559	$ 172,828	$ 76,283
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$ -	$ 245	$ 1,714	$ 2,807
Income taxes	$ 11,414	$ -	$ -	$ 3,881

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Geo Point Technologies, Inc. (the "Company") was incorporated in the state of California on November 26, 2002. The Company's operations are located Santa Ana, California. The Company provides geological and earth study services related to: land surveying for new construction; soil testing and environmental risk and impact assessments; natural resource assessments with an emphasis on oil; and gas deposit discovery.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The interim financial statements are unaudited. In the opinion of management, all adjustments have been made, consisting of normal recurring items, that are necessary to present fairly its financial position as of December 31, 2007, as well as the results of operations for the nine months ended December 31, 2007 and 2006, in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results for the entire year. These financial statements should be read in conjunction with the financial statements and related notes thereto included herein for the years ended March 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes to financial statements. Actual results could differ from those estimates. Significant estimates made by management include allowance for doubtful accounts and the useful life of property and equipment.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, and payables. The fair value of financial instruments approximated their carrying values as of March 31, 2007.

Concentration of Credit Risks

The Company does not perform periodic credit evaluations of its customers and does not require collateral. The Company maintains reserves for potential credit losses.

During the year ended March 31, 2007, services provided to two customers accounted for 23% and 12% of total revenues. During the year ended March 31, 2006, services provided to two customers accounted for 68% and 14% of total revenues. As of March 31, 2007, two customers accounted for 67% and 22% of the accounts receivable balance. As of March 31, 2006, two customers accounted for 50% and 12% of the accounts receivable balance. Management believes the loss of these customers could have a material impact on the Company.

Cash and Cash Equivalents

Cash and short-term investments with an original maturity of three months or less are considered to be cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major additions and improvements are capitalized, while minor equipment as well as repairs and maintenance costs are expensed when incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Computers and other office equipment are depreciated over a period of five years. Vehicles are depreciated over five years.

On retirement or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Revenue Recognition

The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) services have been rendered and are invoiced, (3) the price is fixed or determinable, and (4) collectibility is reasonably assured.

The Company's primary source of revenue has been in its environmental division, providing historical site data searches, preliminary investigation and drilling, site characterization modeling, regulatory agency liaison, and full environmental clean-ups using such methods as vapor extraction, air sparging, bio-remediation, ORC (Oxygen Release Compound) and HRC (Hydrogen Release Compound) injection treatment, air stripping, and ionic exchange. Revenue from these services is recognized when the services are performed.

The Company also has operations associated with the oil and gas segment that have not yet generated revenues. When oil production begins, revenue will be recorded when the product is delivered to the purchaser.

Research and Development

Research and development expenses are expensed as incurred. Research and development expenses included in selling, general and administrative expenses on the accompanying statements of operations for the nine months ended December 31, 2007 and 2006, were $3,667 and $1,088, respectively. Research and development expense for the years ended March 31, 2007 and 2006, were $1,537 and $0, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 109, *Accounting for Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company also determines its tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies*. The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated.

Segment Reporting

The Company reports its segments under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. At December 31, 2007, and March 31, 2007, the Company had two reporting segments under SFAS 131, environmental and engineering services, and oil and gas properties. During fiscal 2007, the Company commenced its oil and gas operations. At December 31, 2007, and March 31, 2007, this division had only one asset, investment in a land lease recorded at $80,000, no revenues and limited expenses. All other assets and revenues were from the environmental division.

Basic and Diluted Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted income (loss) per share reflects the potential dilution to basic earnings per share that could occur upon conversion or exercise of securities, options, or other such items to common shares using the treasury stock method, based upon the weighted average fair value of the Company's common shares during the period. As of December 31, 2007 and 2006, and March 31, 2007 and 2006, the Company did not have any dilutive securities.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning in years beginning after December 15, 2006. The adoption of the provisions of FIN 48 as of April 1, 2007, did not have a significant impact on the Company's operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt the provisions of SFAS 157 on April 1, 2008, and it is currently assessing the impact of the adoption of SFAS 157 on its results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its results of operations and financial condition, to be adopted on April 1, 2008.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation, and are comprised of the following at December 31, 2007, and March 31, 2007:

	December 31, 2007	March 31, 2007
	(unaudited)	
Computers and equipment	$20,544	$11,413
Vehicles	13,851	18,851
	34,395	30,264
Less: accumulated depreciation	(20,689)	(18,198)
	$13,706	$12,066

Depreciation expense related to property and equipment for the nine months ended December 31, 2007 and 2006, was $7,491 and $6,335, respectively. Depreciation expense for the years ended March 31, 2007 and 2006, was $7,766, and $6,457, respectively.

The Company currently has a $900 month-to-month building lease which is used for office space. The lease is cancellable by either party with one month's notice.

NOTE 4 – INVESTMENT IN LAND LEASE

In January 2007, the Company entered into a land lease in Texas for $80,000. Under the terms of the lease, the Company has the option to drill for oil for a period of three years. The Company is currently exploring the feasibility. See Note 11 for a significant subsequent event regarding the land lease.

NOTE 5 – RELATED-PARTY TRANSACTIONS

At various times, the Company's majority shareholder has loaned it cash for operating purposes. The advances are unsecured, bear no interest, and are due on demand. During the year ended March 31, 2006, the majority shareholder advanced the Company an additional $13,750 and the Company repaid $22,750 to the majority shareholder. At March 31, 2006, the Company had repaid the majority shareholder all amounts that he had advanced to it.

At various times during the year ended March 31, 2007, the Company loaned another entity partially owned by the Company's majority shareholder a total of $45,383. The loan was unsecured, incurred interest at 6.0%, and was due on demand. The loan was used by the other entity to commence and fund operations. During the nine months ended December 31, 2007, the related party repaid $20,000 of the loan. In addition, the Company recorded interest income for the nine months ended December 31, 2007 and 2006, of $1,142 and $866, respectively. For the year ended March 31, 2007, the Company recorded interest income of $1,293. Total accrued interest due on the note as of December 31, 2007, and March 31, 2007, was $2,435 and $1,293, respectively. Subsequent to December 31, 2007, the note and accrued interest were repaid.

NOTE 6 – LINE OF CREDIT

In fiscal 2006, the Company entered into a $50,000 line of credit with a bank. The line of credit incurred interest at 2.0% plus prime and matured on August 11, 2006. The line of credit was satisfied during the year ended March 31, 2007.

NOTE 7 – NOTE PAYABLE

In May 2006, the Company entered into a note agreement for $150,000 in proceeds. The note bears interest at 2.0% plus LIBOR (9.5% at December 31, 2007, and March 31, 2007) and was due one year from the date of issuance. The proceeds of the note were used for operating purposes and to acquire the land lease described in Note 4. Currently the note is still outstanding, in default, and thus recorded as a current liability. See Note 11 for extinguishment of the note.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is a party to certain litigation in the normal course of business. Management believes the ultimate loss, if any, as a result of these matters is not expected to be material. No amounts for losses have been provided in the accompanying financial statements.

NOTE 9 – INCOME TAXES

The provision for income taxes consisted of the following for the years ended March 31, 2007 and 2006:

		2007	2006
Current			
	Federal	$9,255	$ 35,664
	State	5,161	12,164
		14,416	47,828
Deferred			
	Federal	4,142	60,994
	State	1,011	14,890
	Valuation allowance	(5,153)	(17,257)
Provision		$14,416	$106,455

Deferred tax assets and liabilities at March 31, 2007, are as follows:

Deferred Income Taxes	2007
Current – Accrued liabilities and allowance for doubtful accounts	$22,409
Valuation allowance	(22,409)
Net deferred tax asset	$ -

During the years ended March 31, 2007 and 2006, the Company's valuation allowance increased by $5,153 and $17,257, respectively.

NOTE 10 – STOCKHOLDERS' EQUITY

Preferred Stock

Under the Company's articles of incorporation, our board of directors is authorized, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If the Company offers preferred stock, the specific designations and rights will be described in amended articles of incorporation.

Common Stock

In November 2007, a one-to-30 forward split of our issued and outstanding common stock resulted in the retroactive increase of the initial outstanding shares to 3,000,000.

During December 2007, the Company sold 211,500 shares of common stock for gross cash proceeds of $211,500.

NOTE 11 – SUBSEQUENT EVENTS

In January 2008, we issued an aggregate of 45,500 shares of common stock for gross cash proceeds of $45,500.

On February 21, 2008, the Company entered into an assignment and release agreement with the $150,000 note holder. Under the terms of the agreement, the Company transferred the rights to the land lease described in Note 4 above to the holder in full satisfaction of the principal and accrued interest. In connection with this exchange, the Company expects to record a gain on extinguishment of approximately $93,000.

The Company entered into a License Agreement with its chief executive officer and president, William Lachmar, regarding the ownership of, use of, and access to technology that Mr. Lachmar developed known by the parties as the "Hydrocarbon Indication Technology" or "HI Technology." The License Agreement was approved by the Company's board of directors on November 16, 2007, and is effective as of January 31, 2008. Mr. Lachmar acquired and developed the HI Technology and methods over the past 12 years and has granted exclusive rights to the HI Technology to the Company. Upon execution of the License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000.

See Note 5 regarding the subsequent receipt of a note receivable from a related party.

Exhibit 2.01

Exhibit 2.01

Articles of Merger

ARTICLES OF MERGER

These Articles of Merger are submitted for filing to the Utah Division of Corporations of the Department of Commerce pursuant to Utah Code Ann. Section 16-10a-1105.

Pursuant to the provisions of the Utah Revised Business Corporation Act, GEO POINT MERGER CO., a Utah corporation ("Geo Point Utah"), and GEO POINT TECHNOLOGIES, INC., a California corporation ("Geo Point California"), entered into an Agreement and Plan of Merger by the terms of which Geo Point Utah became the surviving corporation in said merger and changed its name to Geo Point Technologies, Inc., as the surviving corporation.

The respective designations and number of shares of each class and series of capital stock of the constituent corporation outstanding on the days of the Agreement and Plan of Merger were as follows:

Name of Corporation	Designation of Shares	Number of Shares Outstanding
Geo Point California	Common Stock	100,000
Geo Point Utah	Common Stock	100

The Agreement and Plan of Merger presented to the stockholders and directors of the constituent corporations has been approved as follows:

The directors of Geo Point California approved and adopted the Agreement and Plan of Merger by unanimous written consent dated September 29, 2006.

The sole stockholder of Geo Point California approved and adopted the Agreement and Plan of Merger by unanimous written consent on September 29, 2006.

The directors of Geo Point Utah approved and adopted the Agreement and Plan of Merger by unanimous written consent dated September 29, 2006.

Stockholder approval of Geo Point Utah, which is a wholly-owned subsidiary of Geo Point California, was not required pursuant to Utah Code Ann. Section 16-10a-1104(3).

The Agreement and Plan of Merger is attached hereto as Appendix A.

The merger provided for herein shall become effective at the close of business on the date it is filed with the applicable offices of the constituent states.

The terms of the Agreement and Plan of Merger provided that the holders of common stock of Geo Point California have received an equal number of shares on a pro rata basis of Geo Point Utah. The issued and outstanding shares of Geo Point Utah have been canceled without any consideration issued therefore. The Articles of Incorporation of Geo Point Utah shall be the Articles of Incorporation of the surviving corporation.

In witness hereof, these Articles of Merger have been signed this 29 day of September, 2006.


GEO POINT MERGER CO.
(Utah)

By /s/ William C. Lachmar
    William C. Lachmar, President


STATE OF CALIFORNIA	)
	: ss.
COUNTY OF ORANGE	)

On this 29 day of September, 2006, there appeared before me, William C. Lachmar, and acknowledged to me that he executed the foregoing document for the purposes set forth therein.


/s/ Kelly A. Russo
NOTARY PUBLIC


[Notary Seal]


GEO POINT TECHNOLOGIES, INC.
(California)

By /s/ William C. Lachmar
    William C. Lachmar, President


STATE OF CALIFORNIA	)
	: ss.
COUNTY OF ORANGE	)

On this 29 day of September, 2006, there appeared before me, William C. Lachmar, and acknowledged to me that he executed the foregoing document for the purposes set forth therein.


/s/ Kelly A. Russo
NOTARY PUBLIC


[Notary Seal]

AGREEMENT AND
PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of September 29, 2006 (the "Plan"), is made and entered into by and between GEO POINT TECHNOLOGIES, INC., a California corporation ("Geo Point California"), and GEO POINT MERGER CO., a Utah corporation ("Geo Point Utah"). Geo Point Utah is sometimes referred to as the "Surviving Corporation." Geo Point Utah and Geo Point California are sometimes hereinafter collectively referred to as the "Constituent Corporations."

IN CONSIDERATION of the mutual covenants and agreements herein contained and for the purpose of setting forth the terms and conditions of said merger and such other provisions as are deemed necessary or desirable, the parties hereto have agreed and do hereby agree as follows.

Article I
Merger and Name of Surviving Corporation

On the effective date of the merger, Geo Point Utah and Geo Point California shall cease to exist separately and Geo Point California shall be merged with and into Geo Point Utah, which is hereby designated as the Surviving Corporation, the name of which on and after the effective date of the merger shall be "Geo Point Technologies, Inc."

Article II
Terms and Conditions of Merger

The terms and conditions of the merger are (in addition to those set forth elsewhere in this Plan) as follows:

(a)   On the effective date of the merger:

(1)   Geo Point California shall be merged into Geo Point Utah to form a single corporation, and Geo Point Utah shall be and is designated herein as the Surviving Corporation.

(2)   The separate existence of Geo Point California shall cease.

(3)   The Surviving Corporation shall have all the rights, privileges, immunities, and powers, and shall be subject to all duties and liabilities of a corporation organized under the laws of the state of Utah.

(4)   The Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities, and franchises of a public, as well as of a private, nature of Geo Point California, and all property, real, personal, and mixed, and all debts due of whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest of or belonging to or due to Geo Point California shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate or any interest herein vested in Geo Point California shall not revert or be in any way impaired by reason of the merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of Geo Point California. Any claim existing or action or proceeding pending by or against Geo Point California may be prosecuted as if the merger had not taken place, or the Surviving Corporation may be substituted in place of Geo Point California. Neither the rights of creditors nor any liens on the property of Geo Point California shall be impaired by the merger.

(b) On the effective date of the merger, the board of directors of the Surviving Corporation and the members thereof shall be and consist of the members of the board of directors of Geo Point California immediately prior to the merger, to serve thereafter in accordance with the bylaws of the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with such bylaws and the laws of the state of Utah.

(c) On the effective date of the merger, the officers of the Surviving Corporation shall be and consist of the officers of Geo Point California immediately prior to the merger, such officers to serve thereafter in accordance with the bylaws of the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with such bylaws and the laws of the state of Utah.

(d) If, on the effective date of the merger, a vacancy shall exist in the board of directors or in any of the offices of the Surviving Corporation, such vacancy may be filled in the manner provided in the bylaws of the Surviving Corporation and the laws of the state of Utah.

Article III
Manner and Basis of Converting Shares

The manner and basis of converting the shares of Geo Point California into shares of Geo Point Utah and the mode of carrying the merger into effect are as follows:

(a) Each share of common stock of Geo Point California outstanding on the effective date of the merger shall, without any action on the part of the holder thereof, be converted into one fully-paid and nonassessable share of common stock, par value $0.001 per share, of Geo Point Utah (the "Exchanged Geo Point Utah Stock"), which shares of Exchanged Geo Point Utah Stock shall thereupon be validly issued and outstanding, fully paid, and nonassessable and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto. After the effective date of the merger, each holder of an outstanding certificate, which prior thereto represented shares of the common stock of Geo Point California, shall be entitled on surrender thereto to the transfer and exchange agent to receive in exchange therefor a certificate or certificates representing the number of whole shares of Exchanged Geo Point Utah Stock into which the shares of common stock of Geo Point California surrendered shall have been converted as aforesaid in such denominations as such holder may request. Until so surrendered, each such outstanding certificate (which prior to the effective date of the merger represented shares of the common stock of Geo Point California) shall for all purposes evidence the ownership of the shares of Exchanged Geo Point Utah Stock into which such shares shall have been converted; *provided* that dividends or other distributions that are payable in respect of shares of Exchanged Geo Point Utah Stock into which shares of Geo Point California shall have been converted shall be set aside by Geo Point Utah and shall not be paid to holders of certificates representing such shares of common stock of Geo Point California until such certificates shall have been surrendered in exchange for certificates representing Exchanged Geo Point Utah Stock. On such surrender, the holder of such shares shall be entitled to receive such dividends or other distributions without interest.

(b) All shares of Exchanged Geo Point Utah Stock into which shares of the common stock of Geo Point California shall have been converted pursuant to this Article III shall be issued in full satisfaction of all rights pertaining to the shares of Geo Point California stock.

(c)   Each option, warrant, purchase right, unit, or other security of Geo Point California's immediately prior to the merger shall be converted into and shall be an identical security of Geo Point Utah, and the same number of shares of Geo Point Utah common stock shall be reserved for purposes of the exercise of such options, warrants, purchase rights, units, or other securities as is equal to the number of shares of Geo Point California common stock so reserved immediately prior to the merger becoming effective.

(d)   The shares of Geo Point Utah issued and outstanding immediately prior to the merger becoming effective shall be canceled and returned to the status of authorized but unissued.

Article IV
Articles of Incorporation and Bylaws

(a)   The articles of incorporation of Geo Point Utah shall, on the merger becoming effective, constitute the articles of incorporation of the Surviving Corporation unless and until amended in the manner provided by law.

(b)   The bylaws of Geo Point Utah shall, on the merger becoming effective, be and constitute the bylaws of the Surviving Corporation until amended in the manner provided by law.

Article V
Other Provisions with Respect to Merger

This Plan shall be submitted to the board of directors as provided by the laws of the states of California and Utah, as applicable. After the approval or adoption of this Plan in accordance with the requirements of the laws of the states of California and Utah, as applicable, all required documents shall be executed, acknowledged, certified, filed, and recorded in accordance with all requirements of the states of California and Utah, as applicable.

Article VI
Approval and Effective Date of the Merger;
Miscellaneous Matters

(a)   In order to aid the parties in establishing a date certain for effectiveness of the merger for accounting and other purposes, the merger shall be deemed to have become effective on filing of articles of merger, setting forth the information required by and executed and certified in accordance with the laws of the state of Utah, with the Utah Division of Corporations of the Department of Commerce, and such office shall have issued a certified copy reflecting such filing.

(b)   If, at any time, the Surviving Corporation shall deem or be advised that any further grants, assignments, confirmations, or assurances are necessary or desirable to vest, perfect, or confirm title in the Surviving Corporation, of record or otherwise, to any property of Geo Point California acquired, to be acquired by, or as a result of the merger, the officers and directors of Geo Point California or any of them shall be severally and fully authorized to execute and deliver any and all such deeds, assignments, confirmations, and assurances and to do all things necessary or proper so as to best prove, confirm, and ratify title to such property in the Surviving Corporation and otherwise carry out the purposes of the merger and the terms of this Plan.

(c)   For the convenience of the parties and to facilitate the filing and recording of this Plan, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument and all such counterparts together shall be considered one instrument.

(d)   This Plan cannot be altered or amended except pursuant to an instrument in writing signed on behalf of the parties hereto.

IN WITNESS WHEREOF, each Constituent Corporation has caused this Plan to be executed, all as of the date first above written.

GEO POINT TECHNOLOGIES, INC.
A California Corporation

By: /s/ William C. Lachmar
        William C. Lachmar, President

GEO POINT MERGER CO.
A Utah Corporation

By: /s/ William C. Lachmar
        William C. Lachmar, President

Officers' Certificate
Officers of Geo Point Technologies, Inc.

I, William C. Lachmar, President and Secretary of Geo Point Technologies, Inc., a California corporation ("Geo Point California"), hereby certify in accordance with the California Corporations Code that the Agreement and Plan of Merger to which this certificate is attached, after having been first duly approved and adopted by the board of directors of Geo Point California, was duly approved and adopted pursuant to Section 1201 of the California Corporations Code by the vote of holders of 100% of the issued and outstanding shares of Geo Point California's common stock, and that thereby the Agreement and Plan of Merger was duly adopted as the act of the stockholders of said corporation and is the duly adopted agreement and act of said corporation. I further declare under penalty of perjury under the laws of the state of California that the matters set forth in this certificate are true and correct and of my own knowledge.

Dated: September 29, 2006   /s/ William C. Lachmar
                                             William C. Lachmar, President and Secretary

STATE OF CALIFORNIA   )
                               : ss.
COUNTY OF ORANGE   )

I, the undersigned notary public, hereby certify that on the 29 day of September, 2006, personally appeared before me, William C. Lachmar, the president and secretary of Geo Point Technologies, Inc., a California corporation, who being by me first duly sworn, declared that he is the person who signed the foregoing document as president and secretary of Geo Point Technologies, Inc., a California corporation, and that the statements therein contained are true.

                                           /s/ Kelly A. Russo
                                           NOTARY PUBLIC

[Notary Seal]

Officers' Certificate
Officers of Geo Point Merger Co.

I, William C. Lachmar, President and Secretary of Geo Point Merger Co., a Utah corporation ("Geo Point Utah"), hereby certify in accordance with the Utah Revised Business Corporation Act that the Agreement and Plan of Merger to which this certificate is attached, was duly approved and adopted by the board of directors of Geo Point Utah, and was not required to be approved by the stockholders of Geo Point Utah pursuant to Utah Code Ann. § 16-10a-1104(3), and that thereby the Agreement and Plan of Merger is the duly adopted agreement and act of said corporation. I further declare under penalty of perjury under the laws of the state of Utah that the matters set forth in this certificate are true and correct and of my own knowledge.

Dated: September 29, 2006   /s/ William C. Lachmar
                                          William C. Lachmar, President and Secretary

STATE OF CALIFORNIA	)
	: ss.
COUNTY OF ORANGE	)

I, the undersigned notary public, hereby certify that on the 29 day of September, 2006, personally appeared before me, William C. Lachmar, the president and secretary of Geo Point Merger Co., a Utah corporation, who being by me first duly sworn, declared that he is the person who signed the foregoing document as president and secretary of Geo Point Merger Co., a Utah corporation, and that the statements therein contained are true.

                                          /s/ Kelly A. Russo
                                          NOTARY PUBLIC

[Notary Seal]

Exhibit 3.01

Exhibit 3.01

Articles of Incorporation

ARTICLES OF INCORPORATION

OF

GEO POINT MERGER CO.

The undersigned incorporator, desiring to form a corporation under the laws and constitution of the state of Utah, does hereby sign and deliver, in duplicate, to the Division of Corporations and Commercial Code of the state of Utah, these Articles of Incorporation for Geo Point Merger Co. (hereinafter referred to as the "Corporation"):

ARTICLE I
NAME

The name of the Corporation shall be Geo Point Merger Co.

ARTICLE II
PURPOSE

The Corporation is organized to engage in any lawful purpose or purposes for which a corporation may be organized under the Utah Revised Business Corporation Act, as amended.

ARTICLE III
AUTHORIZED SHARES

The Corporation shall have the authority to issue 105,000,000 shares, consisting of 100,000,000 shares of common stock, par value of $0.001, and 5,000,000 shares of preferred stock, par value of $0.001. The common stock, in the absence of a designation of a separate series by the board of directors as hereinafter provided, shall have unlimited voting rights and is entitled to receive the net assets of the Corporation upon dissolution. The board of directors of this Corporation is hereby expressly granted authority, without stockholder action, and within the limits set forth in the Utah Revised Business Corporation Act, to:

        (a)   designate, in whole or in part, the preferences, limitations, and relative rights of any class of shares before the issuance of any shares of that class;

        (b)   create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;

        (c)   alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or

        (d)   increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; *provided* that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series.

The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the board of directors. Shares of any class of stock may be issued, without stockholder action, from time to time in one or more series as may from time to time be determined by the board of directors.

ARTICLE IV
CONTROL SHARE ACQUISITION

The provisions of the Control Share Acquisitions Act, Section 61-6-1 et seq., of the Utah Revised Business Corporation Act, shall not be applicable to control share acquisition of the securities of the Corporation. This election is made in accordance with the provisions of Section 61-6-1 of the Utah Revised Business Corporation Act.

ARTICLE V
LIMITATION ON LIABILITY

To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, a director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a director.

ARTICLE VI
INDEMNIFICATION OF OFFICERS, DIRECTORS, AND OTHERS

To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, the Corporation shall indemnify directors as set forth in the bylaws. The Corporation may indemnify officers, employees, fiduciaries, and agents to the extent provided for in the bylaws or authorized by the board of directors.

ARTICLE VII
REGISTERED OFFICE AND REGISTERED AGENT

The address of the Corporation's registered office and the name of the registered agent at that address in the state of Utah are:

Asael T. Sorensen, Jr.
708 East 1780 North
Orem, Utah 84097

Either the registered office or the registered agent may be changed in the manner provided for by law.

ARTICLE VIII
INCORPORATOR

The nam and address of the incorporator signing these Articles of Incorporation are as follows:

Asael T. Sorensen, Jr.
708 East 1780 North
Orem, Utah 84097

Article IX
Directors

The original board of directors shall consist of three persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of stockholders and until their successors are elected and shall qualify are as follows:

William C. Lachmar
13342 Bow Place
Santa Ana, CA 92705

Gary Biesiadecki
2332 Wayside Drive
Houston, TX 77011

C.O. Durham, Jr.
13102 Trail Hollow
Houston, TX 77079

The undersigned affirms and acknowledges, under penalties of perjury, that the foregoing instrument is my act and deed and that the facts stated herein are true.

DATED this 9th day of May, 2006.

/s/ Asael T. Sorensen
Asael T. Sorensen, Jr., Incorporator

The undersigned hereby accepts and acknowledges appointment as registered agent of Geo Point Merger Co.

/s/ Asael T. Sorensen
Asael T. Sorensen, Jr., Registered Agent

3

Exhibit 3.02

Exhibit 3.02

Bylaws

BYLAWS

OF

GEO POINT MERGER CO.

A UTAH CORPORATION

TABLE OF CONTENTS

ARTICLE   **PAGE**

BYLAWS
OF
GEO POINT MERGER CO.

ARTICLE I. OFFICES

Section 1.01   Business Office

The principal office of the corporation shall be located at any place either within or without the state of Utah as designated in the corporation's most current annual report filed with the Utah Division of Corporations and Commercial Code. The corporation may have such other offices, either within or without the state of Utah, as the board of directors may designate or as the business of the corporation may require from time to time. The corporation shall maintain at its principal office a copy of certain records, as specified in section 2.19 of Article II.

Section 1.02   Registered Office

The registered office of the corporation, required by Section 16-10a-501 of the Utah Revised Business Corporation Act (the "URBCA") or any section of like tenor as from time to time amended shall be located within Utah and may be, but need not be, identical with the principal office (if located within Utah). The address of the registered office may be changed from time to time.

ARTICLE II. STOCKHOLDERS

Section 2.01   Annual Meeting

The annual meeting of the stockholders shall be held within 150 days of the close of the corporation's fiscal year, at a time and date as is determined by the corporation's board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state of Utah, such meeting shall be held on the next succeeding business day.

If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any subsequent continuation after adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as convenient. The failure to hold an annual or special meeting does not affect the validity of any corporate action or work a forfeiture or dissolution of the corporation.

Section 2.02   Special Meetings

Special meetings of the stockholders, for any purpose or purposes described in the meeting notice, may be called by the president or by the board of directors and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding votes of the corporation entitled to be cast on any issue at the meeting.

1

<u>Section 2.03   Place of Meetings</u>

The board of directors may designate any place, either within or without the state of Utah, as the place of meeting for any annual or any special meeting of the stockholders, unless by written consents, which may be in the form of waivers of notice or otherwise, a majority of stockholders entitled to vote at the meeting may designate a different place, either within or without the state of Utah, as the place for the holding of such meeting. If no designation is made by either the directors or majority action of the voting stockholders, the place of meeting shall be the principal office of the corporation.

<u>Section 2.04   Notice of Meetings</u>

Written notice stating the place, day and time of any annual or special stockholder meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either in person, by any form of electronic communication, by mail, by private carrier, or by any other manner provided for in the URBCA, by or at the direction of the president, the board of directors, or other persons calling the meeting, to each stockholder of record entitled to vote at such meeting and to any other stockholder entitled by the URBCA or the articles of incorporation to receive notice of the meeting. Notice shall be deemed to be effective at the earlier of: (a) when deposited in the United States mail, addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (b) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; (c) when received; or (d) five days after deposit in the United States mail, if mailed postage prepaid and correctly addressed to an address other than that shown in the corporation's current record of stockholders.

If any stockholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place, if the new date, time, and place are announced at the meeting before adjournment. If a new record date for the adjourned meeting is, or must be fixed (see section 2.08 of this Article II) or if the adjournment is for more than 30 days, then notice must be given pursuant to the requirements of the previous paragraph of this section 2.04, to those persons who are stockholders as of the new record date.

The stockholder may waive notice of the meeting (or any notice required by the URBCA, articles of incorporation or bylaws) by a writing signed by the stockholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes or filing with the corporate records.

A stockholder's attendance at a meeting:

(a)   waives objection to lack of notice or defective notice of the meeting, unless the stockholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and

(b)   waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the stockholder objects to considering the matter when it is presented.

The notice of each special stockholder meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this section 2.04, the articles of incorporation, or otherwise in the URBCA, the notice of an annual stockholder meeting need not include a description of the purpose or purposes for which the meeting is called.

If a purpose of any stockholder meeting is to consider either: (a) a proposed amendment to the articles of incorporation (including any restated articles requiring stockholder approval); (b) a plan of merger or share exchange; (c) the sale, lease, exchange or other disposition of all, or substantially all, of the corporation's property; (d) the dissolution of the corporation; or (e) the removal of a director, the notice must so state and, to the extent applicable, be accompanied by a copy or summary of the articles of amendment, plan of merger or share exchange, agreement for the disposition of all or substantially all of the corporation's property, or the terms of the dissolution. If the proposed corporate action creates dissenters' rights, the notice must state that stockholders are or may be entitled to assert dissenters' rights and must be accompanied by a copy of the provisions of the URBCA governing such rights.

Section 2.05   Meetings by Telecommunications

Any or all of the stockholders may participate in an annual or special meeting of stockholders by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting can hear each other during the meeting. A stockholder participating in a meeting by this means is considered to be present in person at the meeting.

Section 2.06   Fixing of Record Date

For the purpose of determining stockholders of any voting group entitled to notice of or to vote at any meeting of stockholders, or stockholders entitled to receive payment of any distribution or dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors may fix in advance a date as the record date. Such record date shall not be more than 70 days prior to the meeting of stockholders or the payment of any distribution or dividend. If no record date is so fixed by the board of directors for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive a share dividend or distribution, or in order to make a determination of stockholders for any other proper purpose, the record date for determination of such stockholders shall be at the close of business on:

(a)   with respect to an annual stockholder meeting or any special stockholder meeting called by the board of directors or any person specifically authorized by the board of directors or these bylaws to call a meeting, the day before the first notice is delivered to stockholders;

(b)   with respect to a special stockholders' meeting demanded by the stockholders, the date the first stockholder signs the demand;

(c)   with respect to the payment of a share dividend, the date the board of directors authorizes the share dividend;

(d)   with respect to actions taken in writing without a meeting (pursuant to Article II, section 2.14), the date the first stockholder signs a consent; and

(e)   with respect to a distribution to stockholders (other than one involving a repurchase or reacquisition of shares), the date the board authorizes the distribution.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section 2.06, such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date. A new record date must be fixed if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

<u>Section 2.07   Stockholder List</u>

The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete record of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order with the address of and the number of shares held by each. The list must be arranged by voting group (if such exists, see Article II, section 2.08) and within each voting group by class or series of shares. The stockholder list must be available for inspection by any stockholder, beginning on the earlier of 10 days before the meeting for which the list was prepared or two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting. The list shall be available at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting is to be held. A stockholder, or his or her agent or attorney, is entitled, on written demand, to inspect and, subject to the requirements of section 2.19 of this Article II and Sections 16-10a-1602 and 16-10a-1603 of the URBCA, or any sections of like tenor as from time to time amended, to inspect and copy the list during regular business hours, at his or her expense, during the period it is available for inspection. The corporation shall maintain the stockholder list in written form or in another form capable of conversion into written form within a reasonable time.

<u>Section 2.08   Quorum and Voting Requirements</u>

If the articles of incorporation or the URBCA provides for voting by a single voting group on a matter, action on that matter is taken when voted upon by that voting group.

Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless the articles of incorporation, a bylaw adopted pursuant to section 2.09 of this Article II, or the URBCA provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

If the articles of incorporation or the URBCA provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation, a bylaw adopted pursuant to section 2.09 of this Article II, or the URBCA require a greater number of affirmative votes.

<u>Section 2.09   Increasing either Quorum or Voting Requirements</u>

For purposes of this section 2.09, a "supermajority" quorum is a requirement that more than a majority of the votes of the voting group be present to constitute a quorum; and a "supermajority" voting requirement is any requirement that requires the vote of more than a majority of the affirmative votes of a voting group at a meeting.

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The articles of incorporation may fix a supermajority quorum or supermajority-voting requirement to adopt, amend, or delete a bylaw.

The adoption or amendment of a bylaw that adds, changes or deletes a supermajority quorum or voting requirement for stockholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

A bylaw adopted by the stockholders that fixes a supermajority quorum or voting requirement for stockholders may not be adopted, amended, or repealed by the board of directors.

Section 2.10   Proxies

At all meetings of stockholders, a stockholder may vote in person or vote by proxy executed in writing by the stockholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy.

Section 2.11   Voting of Shares

Unless otherwise provided in the articles of incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders.

Except as provided by specific court order, no shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting; *provided, however*, the prior sentence shall not limit the power of the corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.

Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

Section 2.12   Corporation's Acceptance of Votes

If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation corresponds to the name of a stockholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the stockholder.

If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of its stockholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the stockholder if:

> (a)   the stockholder is an entity as defined in the URBCA and the name signed purports to be that of an officer or agent of the entity;

(b)   the name signed purports to be that of an administrator, executor, guardian or conservator representing the stockholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(c)   the name signed purports to be that of a receiver or trustee in bankruptcy of the stockholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(d)   the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the stockholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the stockholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation; and

(e)   two or more persons are the stockholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature or about the signatory's authority to sign for the stockholder.

The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this section are not liable in damages to the stockholder for the consequences of the acceptance or rejection.

Corporate action based on the acceptance or rejection of a vote, consent, waiver, proxy appointment, or proxy appointment revocation under this section 2.12 is valid unless a court of competent jurisdiction determines otherwise.

Section 2.13   Inspectors of Election

There shall be appointed at least one inspector of the vote. Such inspector shall first take and subscribe an oath or affirmation faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. Unless appointed in advance of any such meeting by the board of directors, the presiding officer shall appoint such inspector for the meeting. In the absence of any such appointment, the secretary of the corporation shall act as the inspector. No candidate for the office of director (whether or not then a director) shall be appointed as such inspector. Such inspector shall be responsible for tallying and certifying each vote, whether made in person or by proxy.

<u>Section 2.14   Action without Meeting</u>

Any action required or permitted to be taken at a meeting of the stockholders, except for the election of directors as set forth in section 2.15 of this Article II, may be taken without a meeting and without prior notice if one or more consents in writing, setting forth the action so taken, shall be signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote with respect to the subject matter thereof are present. Directors may be elected without a meeting of stockholders by the written consent of the stockholders holding all of the shares entitled to vote for the election of directors. Unless the written consents of all stockholders entitled to vote have been obtained, notice of any stockholder approval without a meeting shall be given at least 10 days before the consummation of the action authorized by the approval to those stockholders entitled to vote who have not consented in writing and those stockholders not entitled to vote and to whom the URBCA requires that notice of the proposed action be given. If the act to be taken requires that notice be given to nonvoting stockholders, the corporation shall give the nonvoting stockholders written notice of the proposed action at least 10 days before the action is taken. The notice shall contain or be accompanied by the same material that would have been required if a formal meeting had been called to consider the action. A consent signed under this section 2.14 has the effect of a meeting vote and may be described as such in any document. The written consents are only effective if received by the corporation within a 60-day period and not revoked prior to the receipt of the written consent of that number of stockholders necessary to effectuate such action. Action taken pursuant to a written consent is effective as of the date the last written consent necessary to effect the action is received by the corporation, unless all of the written consents necessary to effect the action specify a later date as the effective date of the action, in which case the later date shall be the effective date of the action. If the corporation has received written consents signed by all stockholders entitled to vote with respect to the action, the effective date of the action may be any date that is specified in all the written consents as the effective date of the action. Such consents may be executed in any number of counterparts or evidenced by any number of instruments of substantially similar tenor.

<u>Section 2.15   Vote Required; Election of Directors</u>

The election need not be by ballot unless any stockholder so demands before the voting begins. Except as otherwise provided by law, the articles of incorporation, any preferred stock designation, or these bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto. At all meetings of the stockholders at which directors are to be elected, except as otherwise set forth in any stock designation with respect to the right of the holders of any class or series of stock to elect additional directors under specified circumstances, directors shall be elected by a plurality of the votes cast at the meeting.

<u>Section 2.16   Business at Annual Meeting</u>

At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors or by any stockholder of record of the corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this section. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice shall be delivered or mailed to and received at the principal executive offices of the corporation not less than 30 days prior to the date of the annual meeting; *provided,* in the event that less than 40 days' notice of the date of the meeting is given or made to stockholders, to be timely, a stockholder's notice shall be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed. A stockholder's notice to the secretary shall set forth as to each matter such stockholder

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proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder of record proposing such business, (c) the class and number of shares of the corporation's capital stock that are beneficially owned by such stockholder, and (d) any material interest of such stockholder in such business. Notwithstanding anything in these bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this section. The officer of the corporation or other person presiding at the annual meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with such provisions, and if such presiding officer should so determine and declare to the meeting that such business was not properly brought before the meeting in accordance with such provisions, any such business so determined to be not properly brought before the meeting shall not be transacted. The foregoing provisions of this section shall be effective only if the corporation has a class of equity securities registered under Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended.

Section 2.17   Notification of Nominations

Nominations for the election of directors may be made by the board of directors or by any stockholder entitled to vote for the election of directors. Any stockholder entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation not later than (a) with respect to an election to be held at an annual meeting of stockholders, 90 days in advance of such meeting, and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders.

Each such notice shall set forth:

(a)   the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

(b)   a representation that such stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(c)   a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder;

(d)   such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated by the board of directors; and

(e)   the consent of each nominee to serve as a director of the corporation if elected.

The chairman of a stockholder meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The foregoing provisions of this section shall be effective only if the corporation has a class of equity securities registered under Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended.

Section 2.18   Conduct of Meeting

The board of directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate, or convenient. Subject to such rules and regulations of the board of directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants, regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. Unless, and to the extent, determined by the board of directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 2.19   Stockholder's Rights To Inspect Corporate Records

(a)   The corporation shall keep as permanent records minutes of all meetings of its stockholders and board of directors, a record of all actions taken by the stockholders or board of directors without a meeting, and a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the corporation. The corporation shall maintain appropriate accounting records.

(b)   If a stockholder gives the corporation written notice of his or her demand at least five business days before the date on which he or she wishes to inspect and copy, such stockholder (or his or her agent or attorney) has the right to inspect and copy, during regular business hours, any of the following records, all of which the corporation is required to keep at its principal office:

(i)   its articles or restated articles of incorporation and all amendments to the articles of incorporation currently in effect;

(ii)   its bylaws or restated bylaws and all amendments to the bylaws currently in effect;

(iii)   the minutes of all stockholders' meetings and records of all action taken by stockholders without a meeting for the past three years;

(iv)   all written communications to stockholders within the past three years;

(v)   a list of the names and business addresses of its current directors and officers;

(vi)   the most recent annual report of the corporation delivered to the Utah Division of Corporations and Commercial Code; and

(vii)   all financial statements prepared for periods ending during the last three years that a stockholder could request under section 2.20.

(c)   In addition, if a stockholder gives the corporation a written demand made in good faith and for a proper purpose at least five business days before the date on which such stockholder wishes to inspect and copy, such stockholder describes with reasonable particularity his or her purpose and the records he or she desires to inspect, and the records are directly connected with his or her purpose, such stockholder of the corporation (or his or her agent or attorney) is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

(i)   excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors acting on behalf of the corporation, minutes of any meeting of the stockholders, and records of action taken by the stockholders or board of directors without a meeting, to the extent not subject to inspection under subparagraph (b) of this section 2.19;

(ii)   accounting records of the corporation; and

(iii)   the record of stockholders (compiled no earlier than the date of the stockholder's demand).

(d)   The right to copy records includes, if reasonable, the right to receive copies made by photographic, xerographic, or other means. The corporation may impose a reasonable charge, covering the costs of labor and material (including third-party costs), for copies of any documents provided to the stockholder. The charge may not exceed the estimated cost of production or reproduction of the records.

(e)   For purposes of this section 2.19, the term "stockholder" shall include a beneficial owner whose shares are held in a voting trust or by a nominee on his or her behalf.

Section 2.20   Financial Statements Shall Be Furnished to the Stockholders

Upon written request of any stockholder, the corporation shall mail to such stockholder its most recent annual or quarterly financial statements showing in reasonable detail its assets and liabilities and the results of its operations.

Section 2.21   Dissenters' Rights

Each stockholder shall have the right to dissent from and obtain payment for such stockholder's shares when so authorized by the URBCA, the articles of incorporation, these bylaws, or in a resolution of the board of directors.

ARTICLE III. BOARD OF DIRECTORS

Section 3.01   General Powers

Unless the articles of incorporation have dispensed with or limited the authority of the board of directors, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors.

Section 3.02   Number, Term, and Qualification

Unless permitted by the URBCA, the authorized number of directors shall be not less than three. The current number of directors shall be as determined (or as amended from time to time) by resolution adopted from time to time by either the stockholders or directors. Each director shall hold office until the next annual meeting of stockholders or until removed. However, if his or her term expires, he or she shall continue to serve until his or her successor shall have been elected and qualified, or until there is a decrease in the number of directors. A decrease in the number of directors does not shorten an incumbent director's term. Unless required by the articles of incorporation, directors do not need to be residents of Utah or stockholders of the corporation.

Section 3.03   Regular Meetings

The board of directors may designate the time and place, either within or without the state of Utah, for the holding of regular meetings without other notice than such designation.

Section 3.04   Special Meetings

Special meetings of the board of directors may be called by or at the request of the president or any one director. The person authorized to call special meetings of the board of directors may fix any place as the place for holding any special meeting of the board of directors.

Section 3.05   Notice

Unless the articles of incorporation provide for a longer or shorter period, notice of any special director meeting shall be given at least two days prior thereto either orally, in person, by telephone, by any form of electronic communication, by mail, by private carrier, or by any other manner provided for in the URBCA. Any director may waive notice of any meeting. Except as provided in the next sentence, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting (or promptly upon his or her arrival) objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the articles of incorporation or the URBCA, neither the business to be transacted at nor the purpose of any special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 3.06   Quorum

A majority of the number of directors in office immediately before the meeting begins shall constitute a quorum for the transaction of business at any meeting of the board of directors, unless the articles of incorporation require a greater number.

Any amendment to this quorum requirement is subject to the provisions of section 3.08 of this Article III.

Section 3.07   Manner of Acting

The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the board of directors unless the articles of incorporation require a greater percentage. Any amendment that changes the number of directors needed to take action is subject to the provisions of section 3.08 of this Article III.

Unless the articles of incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

A director who is present at a meeting of the board of directors or a committee of the board of directors when corporate action is taken is deemed to have assented to the action taken unless: (a) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting business at the meeting; or (b) his or her dissent or abstention from the action taken is requested by such director to be entered in the minutes of the meeting; or (c) he or she delivers written notice of his or her dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.08   Establishing a "Supermajority" Quorum or Voting Requirement

For purposes of this section 3.08, a "supermajority" quorum is a requirement that requires more than a majority of the directors in office to constitute a quorum; and a "supermajority" voting requirement is any requirement that requires the vote of more than a majority of those directors present at a meeting at which a quorum is present to be the act of the directors.

A bylaw that fixes a supermajority quorum or supermajority voting requirement may be amended or repealed:

(a)   if originally adopted by the stockholders, only by the stockholders (unless otherwise provided by the stockholders); or

(b)   if originally adopted by the board of directors, either by the stockholders or by the board of directors.

A bylaw adopted or amended by the stockholders that fixes a supermajority quorum or supermajority-voting requirement for the board of directors may provide that it may be amended or repealed only by a specified vote of either the stockholders or the board of directors.

Subject to the provisions of the preceding paragraph, action by the board of directors to adopt, amend or repeal a bylaw that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

<u>Section 3.09   Action without a Meeting</u>

Unless the articles of incorporation provide otherwise, any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if all the directors sign a written consent describing the action taken, and such consent is filed with the records of the corporation. Action taken by consent is effective when the last director signs the consent, unless the consent specifies a different effective date. A signed consent has the effect of a meeting vote and may be described as such in any document. Such consent may be executed in any number of counterparts or evidenced by any number of instruments of substantially similar tenor.

<u>Section 3.10   Removal</u>

The stockholders may remove one or more directors at a meeting called for that purpose if notice has been given that the purpose of the meeting is such removal. The removal may be with or without cause unless the articles of incorporation provide that directors may only be removed with cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove him or her. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him or her exceeds the number of votes cast against such removal.

<u>Section 3.11   Vacancies.</u>

Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the stockholders may fill the vacancy. During such time that the stockholders fail or are unable to fill such vacancies, then and until the stockholders act:

      (a)   the board of directors may fill the vacancy; or

      (b)   if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

If the vacant office was held by a director elected by a voting group of stockholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the stockholders. If two or more directors are elected by the same voting group, only remaining directors elected by such voting group are entitled to vote to fill the vacancy of a director elected by the voting group if it is filled by directors.

A vacancy that will occur at a specific later date (by reason of resignation effective at a later date) may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

The term of a director elected to fill a vacancy expires at the next stockholders' meeting at which directors are elected. However, if his or her term expires, he or she shall continue to serve until his or her successor is elected and qualified or until there is a decrease in the number of directors.

Section 3.12   Compensation

The directors and members of committees shall be compensated for their services in such amounts and manner and shall be reimbursed their expenses as authorized from time to time by resolution of the board of directors or a duly constituted committee thereof. No such compensation or reimbursement shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.13   Committees

(a)   Unless the articles of incorporation provide otherwise, the board of directors may create one or more committees and appoint members of the board of directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the board of directors.

(b)   The creation of a committee and appointment of members to it must be approved by the greater of (i) a majority of all the directors in office when the action is taken or (ii) the number of directors required by the articles of incorporation to take such action (or if not specified in the articles of incorporation, the number required by section 3.07 of this Article III to take action).

(c)   Sections 3.04, 3.05, 3.06, 3.07, 3.08 and 3.09 of this Article III, which govern meetings, action without meetings, notice and waiver of notice, quorum and voting requirements of the board of directors, apply to committees and their members.

(d)   Unless limited by the articles of incorporation, each committee may exercise those aspects of the authority of the board of directors that the board of directors confers upon such committee in the resolution creating the committee; *provided, however,* a committee may not:

(i)   authorize distributions to stockholders;

(ii)   approve, or propose to stockholders, action that the URBCA requires be approved by stockholders;

(iii)   fill vacancies on the board of directors or on any of its committees;

(iv)   amend the articles of incorporation pursuant to the authority of directors to do so granted by Section 16-10a-1002 of the URBCA or any section of like tenor as from time to time amended;

(v)   adopt, amend, or repeal bylaws;

(vi)   approve a plan of merger not requiring stockholder approval;

(vii)   authorize or approve reacquisition of shares, except according to a formula or method prescribed by the board of directors; or

(viii)   authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the board of directors.

ARTICLE IV. OFFICERS

Section 4.01   Number

The officers of the corporation shall be a president and a secretary, both of whom shall be appointed by the board of directors. Such other officers and assistant officers as may be deemed necessary, including any vice presidents, may be appointed by the board of directors. If specifically authorized by the board of directors, an officer may appoint one or more officers or assistant officers. The same individual may simultaneously hold more than one office in the corporation.

Section 4.02   Appointment and Term of Office

The board of directors shall appoint the officers of the corporation for a term as determined by the board of directors. If no term is specified, such term shall continue until the first meeting of the directors held after the next annual meeting of stockholders. If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until his or her successor shall have been duly appointed and shall have qualified, until his or her death, or until he or she shall resign or shall have been removed in the manner provided in section 4.03 of this Article IV.

Section 4.03   Removal

Any officer or agent may be removed by the board of directors or an officer authorized to do so by the board of directors at any time either before or after the expiration of the designated term, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Neither the appointment of an officer nor the designation of a specified term shall create any contract rights.

Section 4.04   Chairman

The board of directors may elect one of its members as chairman who, if so elected, shall preside at all stockholders' meetings (or designate a person to act in such capacity), preside at all meetings of the board of directors, and be a member of the executive committee, if any. In the absence of a chairman or if no chairman is elected, the president shall preside at meetings of the board of directors.

<u>Section 4.05   President</u>

The president shall be the principal executive officer of the corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. The president shall, when present, preside at all meetings of the stockholders and of the board of directors, if the chairman of the board is not present. The president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts or other instruments arising in the normal course of business of the corporation, and such other instruments as may be authorized by the board of directors, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general, shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

<u>Section 4.06   Vice Presidents</u>

If appointed, in the event of the president's death or inability to act, the vice president (or in the event there be more than one vice president, the executive vice president, or in the absence of any designation, the senior vice president in the order of their appointment) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. A vice president, if any, may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which has been authorized by resolution of the board of directors, and shall perform such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

<u>Section 4.07   Secretary</u>

The secretary shall: (a) keep the minutes of the proceedings of the stockholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of any seal of the corporation and, if there is a seal of the corporation, see that it is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each stockholder that shall be furnished to the secretary by such stockholders; (f) sign with the president, or a vice president, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the board of directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

<u>Section 4.08   Treasurer</u>

The treasurer, if any, and in the absence thereof, the secretary shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies, or other depositories as shall be selected by the board of directors; and (c) in general, perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the president or by the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board of directors shall determine.

<u>Section 4.09   Assistant Secretaries and Assistant Treasurers</u>

Any assistant secretary, when authorized by the board of directors, may sign with the president or a vice president certificates for shares of the corporation the issuance of which has been authorized by a resolution of the board of directors. Any assistant treasurer shall, if required by the board of directors, give bonds for the faithful discharge of his or her duties in such sums and with such sureties as the board of directors shall determine. Any assistant secretary or assistant treasurer, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

<u>Section 4.10   Salaries</u>

The salaries of the officers shall be fixed from time to time by the board of directors or by a duly authorized officer.

ARTICLE V. INDEMNIFICATION

<u>Section 5.01   Indemnification of Directors</u>

The corporation shall indemnify any individual made a party to a proceeding because such individual was a director of the corporation to the extent permitted by and in accordance with Section 16-10a-901, *et seq.* of the Act or any amendments of successor sections of like tenor.

<u>Section 5.02   Advance Expenses for Directors</u>

To the extent permitted by Section 16-10a-904 of the URBCA or any section of like tenor as amended from time to time, the corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding, if:

      (a)   the director furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the standard of conduct described in the URBCA;

      (b)   the director furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay advances if it is ultimately determined that he or she did not meet the standard of conduct (which undertaking must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment); and

      (c)   a determination is made that the facts then known to those making the determination would not preclude indemnification under section 5.01 of this Article V or Section 16-10a-901 through Section 16-10a-909 of the URBCA or similar sections of like tenor as from time to time amended.

<u>Section 5.03   Indemnification of Officers, Agents and Employees Who Are Not Directors</u>

Unless otherwise provided in the articles of incorporation, the board of directors may authorize the corporation to indemnify and advance expenses to any officer, employee, or agent of the corporation who is not a director of the corporation, to the extent permitted by the URBCA.

<u>Section 6.05   Acquisition of Shares</u>

The corporation may acquire its own shares and unless otherwise provided in the articles of incorporation, the shares so acquired constitute authorized but unissued shares.

If the articles of incorporation prohibit the reissuance of acquired shares, the number of authorized shares is reduced by the number of shares acquired by the corporation effective upon amendment of the articles of incorporation, which amendment may be adopted by the stockholders or the board of directors without stockholder action. The articles of amendment must be delivered to the Utah Division of Corporations and Commercial Code for filing and must set forth:

        (a)   the name of the corporation;

        (b)   the reduction in the number of authorized shares, itemized by class and series;

        (c)   the total number of authorized shares, itemized by class and series, remaining after reduction of the shares; and

        (d)   if applicable, a statement that the amendment was adopted by the board of directors without stockholder action and that stockholder action was not required.

ARTICLE VII. DISTRIBUTIONS

The corporation may make distributions (including dividends on its outstanding shares) as authorized by the board of directors and in the manner and upon the terms and conditions provided by law and in the corporation's articles of incorporation.

ARTICLE VIII. CORPORATE SEAL

The board of directors may provide for a corporate seal, which may have inscribed thereon any designation including the name of the corporation, Utah as the state of incorporation, and the words "Corporate Seal."

ARTICLE IX. DIRECTORS CONFLICTING INTEREST TRANSACTIONS

A director's conflicting interest transaction may not be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a stockholder, or by or in the right of the corporation, solely because the director, or any person with whom or which the director has a personal, economic or other association, has an interest in the transaction, if:

        (a)   directors' action respecting the transaction was at any time taken in compliance with Section 16-10a-852 of the URBCA or any section of like tenor as amended from time to time;

        (b)   stockholders' action respecting the transaction was at any time taken in compliance with Section 16-10a-853 of the URBCA or any section of like tenor as amended from time to time; or

(c)   the transaction, judged according to the circumstances at the time of commitment, is established to have been fair to the corporation.

ARTICLE X. AMENDMENTS

The corporation's board of directors may amend or repeal the corporation's bylaws unless:

(a)   the URBCA or the articles of incorporation reserve this power exclusively to the stockholders in whole or part; or

(b)   the stockholders in adopting, amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw; or

(c)   the bylaw either establishes, amends, or deletes, a supermajority stockholder quorum or voting requirement (as defined in Article II, section 2.09).

Any amendment that changes the voting or quorum requirement for the board must comply with Article III, section 3.08, and for the stockholders, must comply with Article II, section 2.09.

The corporation's stockholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

ARTICLE XI. FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors in consultation with the financial and tax advisors of the corporation.

CERTIFICATE OF SECRETARY

The undersigned does hereby certify that such person is the secretary of GEO POINT MERGER CO., a corporation duly organized and existing under and by virtue of the laws of the state of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of said corporation by unanimous consent dated May 9, 2006, and that the above and foregoing bylaws are now in full force and effect and supersede and replace any prior bylaws of the corporation.

DATED this 9th day of May, 2006.

/s/ William C. Lachmar
William C. Lachmar, Secretary

Exhibit 4.01

Exhibit 4.01

Specimen Stock Certificate—Common Stock









NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT.
INCORPORATED UNDER THE LAWS OF THE STATE OF UTAH.

NUMBER

1161

AUTHORIZED COMMON STOCK:
100,000,000 SHARES
PAR VALUE: $.001

Geo Point
TECHNOLOGIES, INC.

SHARES

CUSIP NO. 37251M 10 9

This Certifies that

Is The Record Holder Of

Shares of **GEO POINT TECHNOLOGIES, INC.** Common Stock

transferable on the books of the Corporation by the holder hereof, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

GEO POINT TECHNOLOGIES, INC.
CORPORATE
Seal
UTAH

PRESIDENT

Countersigned & Registered

COLONIAL STOCK TRANSFER
Salt Lake City, Utah

By: ____________________
AUTHORIZED SIGNATURE OF TRANSFER AGENT AND REGISTRAR

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ....Custodian ....
                            (Cust)   (Minor)
under Uniform Gifts to Minors
Act..
                (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

_____ Shares
of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

_____ Attorney
to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

NOTICE: THE SIGNATURE MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER. SIGNATURES MUST BE MEDALLION GUARANTEED BY AN ELIGIBLE FINANCIAL INSTITUTION (COMMERCIAL BANK, TRUST COMPANY, OR A BROKER) PARTICIPATING IN A MEDALLION SIGNATURE GUARANTEE PROGRAM. ALL EXISTING REGISTERED OWNERS MUST SIGN.

Exhibit 10.01

Exhibit 10.01

License Agreement between Geo Point Technologies, Inc. and Bill Lachmar, as of January 31, 2008

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the "*Agreement*"), is made and entered into as of _January 31_____, 2008 by and between GeoPoint Technologies Inc., a Utah corporation (the "*Licensee*"), and Bill Lachmar, a California resident (the "*Licensor*").

WHEREAS Licensor has developed a proprietary process to identify commercially viable hydrocarbon deposits, and Licensor is entitled to license the Hydrocarbon Identification Technology (as defined below) to Licensee;

WHEREAS Licensee wishes to obtain and Licensor wishes to grant to Licensee an exclusive, irrevocable worldwide license to apply and exploit the technology to develop drillable oil and gas prospects and to sublicense the Hydrocarbon Identification Technology to other parties for the same purpose.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Licensor and Licensee each agree as follows:

Section 1.   Definitions.

"*Hydrocarbon Identification Technology*" means all intellectual property, patents and applications therefor, printed and not printed technical data, know-how, trade secrets, copyrights and other intellectual property rights, inventions, discoveries, techniques, works, processes, methods, plans, software, designs, drawings, schematics, specifications, communications protocols, source and object code and modifications, test procedures, program cards, tapes, disks, algorithms and all other scientific or technical information in whatever form relating to, embodied in or used in the proprietary process to identify hydrocarbon deposits, including all such information in existence as of the date of this Agreement as well as related information later developed by Licensor.

"*Developed Technology*" means any inventions, "*Improvement,*" or new technology that Licensor may conceive, make, invent, or suggest in connection with Licensor's disclosure to Licensee of the Hydrocarbon Identification Technology, all of which the parties hereto acknowledge and agree constitutes the sole and exclusive property of Licensor. "*Developed Technology*" also means any inventions, "*Improvement,*" or new technology directly related to the Hydrocarbon Identification Technology that Licensor may conceive, make, invent or suggest during the Term of this Agreement.

"*Effective Date*" means the date of this Agreement set forth above.

"*Improvement*" means an alteration or addition to an invention or discovery which enhances, to some extent, performance or economics without changing or destroying a product's, device's, or method's basic identity and essential character. An *Improvement* may comprise alterations or additions to either patented or unpatented inventions, discoveries, technology, or devices, and may or may not be patentable.

"*Licensee*" has the meaning set forth in the preamble.

"*Licensor*" has the meaning set forth in the preamble.

Section 2.   License Grant.

2.1. General. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, for the full and entire term hereof, an exclusive license to use the Hydrocarbon Identification Technology for commercial exploitation, including subleasing the technology to other parties. The foregoing license is irrevocable and applies to all the world. Licensee hereby accepts the license on the terms hereof. Licensee shall have the right to sublicense the Hydrocarbon Identification Technology.

2.2. Licensor's Ownership of Developed Technology. Licensee shall have the right and is hereby granted a non-exclusive license to use all Developed Technology and/or Improvements relating to the Hydrocarbon Identification Technology without payment of any additional compensation to Licensor, throughout the Term of this Agreement, subject to the restrictions and limitations in this Section 2. All Developed Technology and/or Improvements shall become Licensor's absolute property. Licensee shall at any time during the Term of this Agreement and thereafter, at Licensor's reasonable request, execute any patent papers covering such Developed Technology and/or Improvements as well as any other documents that Licensor may consider necessary or helpful in the prosecution of applications for a patent thereon or in connection with any litigation or controversy related thereto; provided, however, that all expenses incident to the filing of such applications and the prosecution thereof and the conduct of such litigation shall be borne by Licensor.

2.3. Licensor Continued Use of Technology. Licensor retains the absolute right to fully exploit its proprietary technology and processes, including but not limited to the application of such technology embodied in the Hydrocarbon Identification Technology together with any improvements thereto, to identify commercially viable oil and gas deposits without restriction.

2.4. Confidentiality. Each of the parties hereby agree to maintain the Hydrocarbon Identification Technology confidential and not to disclose the Hydrocarbon Identification Technology, or any aspect thereof, or the Developed Technology or Improvements, or any aspect thereof (collectively, the "*Confidential Information*"). Notwithstanding the foregoing, information which (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure by the parties or their respective agents, employees, directors or representatives, (ii) was available to the party receiving disclosure on a non-confidential basis prior to its receiving disclosure hereunder, (iii) lawfully becomes available to the party receiving disclosure on a non-confidential basis from a third party source (provided that such source is not known by the party receiving disclosure or its agents, employees, directors or representatives to be prohibited from transmitting the information), or (iv) a party is compelled by legal process by any court or other authority to disclose shall not be subject to the terms of this Section 2.4. In the case of (iv) above, the compelled party shall give the other party prompt written notice of such legal process in order that an appropriate protective

2

order can be sought and each party agrees not to oppose the other party's efforts to prevent the disclosure of Confidential Information. At the termination of this Agreement, all copies of any Confidential Information (including without limitation any reports or memoranda) shall be returned by the party receiving disclosure.

2.5. <u>Know-How and Assistance</u>. To enable Licensee to benefit fully from the license of the Hydrocarbon Identification Technology, Licensor shall provide access to all relevant documentation, drawings, engineering specifications and other know-how in its possession, reasonable access to its employees or agents who are familiar with the Hydrocarbon Identification Technology, Developed Technology, and Improvements and shall provide such technical assistance and training as is reasonably requested by Licensee relevant to the provisions of this Agreement. Licensee shall reimburse the Licensor the travel and other similar out-of-pocket expenses of Licensor in performing services under this section; provided however, that Licensee shall obtain the prior approval of Licensee for any expenditures in excess of $5,000.

Section 3. <u>License Fee</u>. Upon the execution of this Agreement, Licensee shall pay Licensor $125,000.00 in immediately available funds as payment in full of the License Fee.

Section 4. <u>Records; Inspection; Confidentiality</u>. Each party hereto shall keep accurate records containing all data reasonably required for the computation and verification of the amounts to be paid by the respective parties under this Agreement, and shall permit each other party or an independent accounting firm designated by such other party to inspect and/or audit such records during normal business hours upon reasonable advance notice. All costs and expenses incurred by a party in connection with such inspection shall be borne by it. Each party agrees to hold confidential from all third parties all information contained in records examined by or on behalf of it pursuant to this Section 4.

Section 5. <u>Enforcement Of Proprietary Rights</u>. Licensee shall cooperate in good faith, with Licensor's efforts to enforce its proprietary patent and trade secret rights.

Section 6. <u>General Representations and Warranties</u>.

6.1. <u>Authority</u>. Each of Licensee and Licensor represents and warrants that (i) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on its behalf by all requisite action, corporate or otherwise, (ii) it has the full right, power and authority to enter into this Agreement and to carry out the terms of this Agreement, (iii) it has duly executed and delivered this Agreement, and (iv) this Agreement is a valid and binding obligation of it enforceable in accordance with its terms.

6.2. <u>No Consent</u>. Each of Licensee and Licensor represents and warrants that no approval, consent, authorization, order, designation or declaration of any court or regulatory authority or governmental body or any third-party is required to be obtained by it, nor is any filing or registration required to be made therewith by it for the consummation by it of the transactions contemplated under this Agreement.

6.3. Intellectual Property Matters. Licensor represents and warrants to its best knowledge and good faith belief that it (i) owns, free and clear of all liens and encumbrances, intellectual property, patents and applications therefor, printed and not printed technical data, know-how, trade secrets, copyrights and other intellectual property rights and all other scientific or technical information in whatever form relating to, embodied in or used in the Hydrocarbon Identification Technology, (ii) has the right and power to grant to Licensee the licenses granted herein, (iii) has not made and will not make any agreement with another in conflict with the rights granted herein, and (iv) has no knowledge that the sale or use of the rights, Hydrocarbon Identification Technology and/or licenses granted herein as contemplated by this Agreement would infringe any third-party's intellectual property rights.

6.4. Indemnification. Each party agrees to indemnify, defend and hold harmless the other party and its partners, directors, officers, members, agents, representatives, subsidiaries and affiliates from and against any and all claims, demands or suits (by any party, including any Governmental Entity), losses, liabilities, damages, obligations, payments, costs and expenses (including the costs and expenses of defending any and all actions, suits, proceedings, demands and assessments which shall include reasonable attorneys' fees and court costs) resulting from, relating to, arising out of, or incurred in connection with any breach of any of the representations, warranties and/or covenants contained in this Agreement.

Section 7. Termination. This Agreement shall continue in perpetuity, unless the Agreement is terminated pursuant to this Section 7.

7.1. Termination for Cause. In addition to any other remedies that may exist, either party may terminate this Agreement for cause (i.e., in the event either party commences a material breach of any provision of this Agreement) at any time by giving the other party at least sixty (60) days prior written notice of such termination unless such default or breach is cured within said sixty (60) days. If either party terminates this Agreement pursuant to this Section 7, Licensee shall promptly return and cause all agents of Licensee to promptly return to Licensor all Confidential Information and all Hydrocarbon Identification Technology then in Licensee's possession, and Licensee shall not thereafter use for its own commercial benefit or disclose to any third person any Confidential Information or Hydrocarbon Identification Technology. Notwithstanding the foregoing, information which (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Licensee or its respective members, agents, employees, directors or representatives, (ii) was available to the Licensee on a non-confidential basis prior to its receiving disclosure hereunder, (iii) lawfully becomes available to the Licensee on a non-confidential basis from a third party source (provided that such source is not known by the Licensee or its members, agents, employees, directors or representatives to be prohibited from transmitting the information), or (iv) the Licensee is compelled by legal process by any court or other authority to disclose shall not be subject to the terms of the duty to protect Confidential Information set forth in this section. In the case of (iv) above, the Licensee shall give the Licensor prompt written notice of such legal process in order that an appropriate protective order can be sought and Licensee agrees not to oppose Licensor's efforts to prevent the disclosure of Confidential Information.

7.2. <u>Termination for Insolvency or Ceasing Business</u>. This Agreement may be terminated by Licensor if:

(a)   Licensee becomes insolvent or is unable to pay its debts as they fall due, seeks protection voluntarily or involuntarily under any law relating to bankruptcy, receivership, insolvency, administration, liquidation, dissolution or similar law of any jurisdiction (other than for the purposes of a reorganization with a view to continuing the business as a going concern under relevant bankruptcy or insolvency proceedings) or enters into a general assignment or arrangement or a composition with or for the benefit of its creditors; or

(b)   Licensee takes any step (including the filing or presentation of a petition, the convening of a meeting or the filing of an application or consent) in any jurisdiction for, or with a view to, the appointment of an administrator, liquidator, receiver, trustee, custodian or similar official (other than for the purposes of a reorganization with a view to continuing the business as a going concern under relevant bankruptcy or insolvency proceedings) for Licensee and/or the whole or any part of the business, undertaking, property, assets, receiver or uncalled capital of Licensee or any such person is appointed; or

7.3. <u>Effect of Termination</u>. Upon termination of this Agreement, all rights granted and future obligations to the parties shall immediately cease; however termination shall not relieve either party of its obligations accrued during the Term of this Agreement which has not been fulfilled, and all representations, warranties, obligations and confidentiality agreements made herein shall survive termination of this Agreement.

Section 8. <u>Waiver</u>. The failure of any party to enforce at any time any provision of this Agreement shall not be construed as a waiver of such provision or the right thereafter to enforce each and every provision. No waiver by any party, either express or implied, of any breach of any of the provisions of this Agreement shall be construed as a waiver of any other breach of such term or condition.

Section 9. <u>Severability</u>. If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

Section 10. <u>Remedies Cumulative</u>. Remedies provided under this Agreement shall be cumulative and in addition to other remedies provided by law or in equity.

Section 11. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement of the parties relating to the subject matter hereof. There are no promises, terms, conditions, obligations, or warranties other than those contained herein. This Agreement supersedes any and all prior communications, representations, or agreements, verbal or written, between the parties relating to the subject matter hereof. This Agreement may not be amended except in writing signed by the parties hereto.

Section 12. Governing Law. This Agreement shall be governed in accordance with the laws of the State of Utah, exclusive of its conflict of laws rules.

Section 13. Assignment. This Agreement may not be assigned, in whole or in part, by any party without the written consent of the other party, which consent shall not be unreasonably withheld

Executed by the duly authorized representative of the parties on the date and year first above written.

GEOPOINT TECHNOLOGIES, INC.   **BILL LACHMAR**

By:_____   _____
Name: Jeff Jensen   Bill Lachmar
Title: Director